Exhibit B.3(c): Management’s discussion and analysis excerpted from pages 37-93 of CIBC’s 2005 Annual Accountability Report

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 37
Management’s discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and independent auditors’ reports included in this Annual Accountability Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. The effect of significant differences between Canadian and U.S. GAAP is disclosed in Note 27 to the consolidated financial statements. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year. This MD&A is current as of November 30, 2005. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 188 and 189 of this Annual Accountability Report.
Management’s Discussion and Analysis
Management’s discussion and analysis of CIBC’s 2005 results and operations is organized into five sections:
OVERVIEW
To facilitate an understanding of CIBC’s 2005 results, this section presents an executive overview that includes key business priorities. This section also discusses the economic environment of 2005, how CIBC reports and non-GAAP measures. Results of operations and financial position including significant events are also discussed.
BUSINESS LINE REVIEW AND FUNCTIONAL GROUPS
This section reviews CIBC’s business lines. Business line profiles, operating highlights for the year and the outlook for 2006 are outlined. In addition, a review of the financial results is presented. This section also provides a description of the functional groups, which provide support services to the business lines.
MANAGEMENT OF RISK
This section discusses how CIBC manages risk and balance sheet resources.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
This section provides a discussion of CIBC’s off-balance sheet arrangements and details of contractual obligations.
OTHER
This section provides a discussion of critical accounting policies and estimates, financial and other instruments, recent regulatory and accounting developments and other matters.
38 Executive Overview
40 Economic Environment
42 How CIBC Reports
42 Non-GAAP Measures
45 Review of Results of Operations and Financial Position
53 CIBC Retail Markets
56 CIBC World Markets
59 Corporate and Other
60 Review of 2004 Financial Performance
62 Functional Groups
63 Overview
64 Management of Credit Risk
69 Management of Market Risk
74 Management of Operational Risk
75 Management of Liquidity Risk
77 Management of Capital Resources
81 Off-balance Sheet Arrangements
84 Contractual Obligations
85 Critical Accounting Policies and Estimates
90 Financial and Other Instruments
91 Regulatory Developments
92 Accounting Developments
92 Related-party Transactions
93 Controls and Procedures
A NOTE ABOUT FORWARD-LOOKING STATEMENTS
From time to time, CIBC makes written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Accountability Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2006 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: legislative or regulatory developments in the jurisdictions where CIBC operates, including developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in tax laws; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; acts of God; reliance on third parties to provide components of CIBC’s business infrastructure; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuations; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and CIBC’s ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this Annual Accountability Report or in other communications.

38 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
Overview
EXECUTIVE OVERVIEW
Business overview
CIBC is a leading North American financial institution with assets of $280.4 billion, market capitalization of $24.1 billion and a Tier 1 capital ratio of 8.5% at year-end. CIBC provides financial services to retail, small business and corporate and institutional clients.
     In 2005, we adopted a new reporting structure that combined CIBC Retail Markets and CIBC Wealth Management into one strategic business line, CIBC Retail Markets, as discussed in the “How CIBC reports” section. As a result of the reorganization, CIBC now has two strategic business lines: CIBC Retail Markets and CIBC World Markets, which are supported by Corporate and Other.
Financial overview
     FINANCIAL PERFORMANCE

$ millions, except per share amounts,
as at or for the years ended October 31	2005	2004	2003

Total revenue	$12,473	$11,775	$11,463
Net (loss) income	(32)	2,091	1,950
Earnings (loss) per share — basic	(0.46)	5.60	5.21
— diluted(1)	(0.46)	5.53	5.18
Dividends per share	2.66	2.20	1.64
Total assets	280,370	278,764	277,147
Return on equity	(1.6)%	18.7%	19.2%
Efficiency ratio	86.9%	70.1%	70.9%
Total shareholder return	1.3%	28.9%	57.8%
Share price	72.20	73.90	59.21

Tier 1 capital ratio	8.5%	10.5%	10.8%
Total capital ratio	12.7%	12.8%	13.0%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
CIBC’s results for the year were significantly affected by a $2,533 million after-tax provision for Enron-related litigation matters (as discussed in the “Significant events” section).
     CIBC benefited from the continued expansion of the North American economy in 2005. Both the U.S. and Canada gradually increased interest rates during the year. However, rates still remained low by historical standards, driving volume growth in lending and deposits. Brisk growth in corporate earnings and continuing low interest rates led to strong Canadian equity markets, which benefited our wholesale and retail brokerage businesses. Improved market conditions and liquidity resulted in higher merchant banking gains.
     Net loss for the year was $32 million, compared with net income of $2,091 million in 2004, primarily due to the higher Enron-related litigation provision.
     Revenue increased $698 million or 6%, primarily due to higher merchant banking revenue (including gains on GPI and Shoppers of $294 million, as discussed in the “Significant events” section), higher foreign exchange revenue of $301 million arising on the repatriation of capital and retained earnings from our foreign operations (discussed in “Corporate and Other”), volume growth in personal lending and deposits, higher fee income, a $115 million gain on the Juniper sale, an $85 million gain on the Republic Bank sale (these sales are discussed in the “Significant events” section), and a $34 million gain on the sale of shares of ACE Aviation Holdings Inc. (ACE sale). These increases were partially offset by reduced activity in investment banking and credit products and capital markets.
     Non-interest expenses increased $2,589 million or 31%, primarily due to the higher Enron-related litigation provision. Lower revenue-related compensation was partially offset by higher severance costs.
     Income taxes were down $1 million, as discussed in the “Taxes” section.
     Diluted earnings (loss) per share (EPS) and return on equity (ROE) for the year were $(0.46) and (1.6)%, respectively, down from $5.53 and 18.7% for 2004.
     Our total regulatory capital was $14.8 billion as at October 31, 2005, down $114 million from 2004. Our Tier 1 and total capital ratios were 8.5% and 12.7%, respectively, compared with 10.5% and 12.8% in 2004.
     Our common share price was $72.20 as at October 31, 2005, compared with $73.90 at the end of 2004. Our dividends were $0.68 per share in the fourth quarter of 2005, implying an annual dividend of $2.72 and a dividend yield of 3.7%, based on the closing share price for the year. From the end of 2004, we increased our quarterly common share dividend from $0.60 per share to $0.68 per share. Book value per common share was $25.00, down from $29.92 in 2004.
     CIBC’s total shareholder return for 2005 was 1.3%, compared with 28.9% for the prior year.
Summary of segmented results
CIBC Retail Markets
Net income was $1,573 million, up $167 million or 12% from 2004, which included a $32 million after-tax recovery related to the Air Canada contract (discussed in the “Significant events” section). Revenue was up $449 million, primarily due to volume growth across all business lines, higher fee income, the gain on the Republic Bank sale, the gain on the ACE sale and increased equity trading and new issue activity. Non-interest expenses were up $287 million, primarily due to higher corporate support and compensation costs.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 39
CIBC World Markets
Net loss was $1,671 million, compared with net income of $660 million in 2004, primarily due to the higher provision for Enron-related litigation matters. Higher merchant banking gains net of write-downs were partially offset by reduced sales of non-core loans, lower U.S. investment banking revenue, the exit of our international asset securitization activities and lower debt capital markets activity.
Corporate and Other
Net income was $66 million, up $41 million from 2004, primarily due to the impact of the Juniper sale and higher unallocated treasury revenue, partially offset by lower interest income on tax refunds, higher unallocated corporate support costs and a lower reversal of the general allowance for credit losses.
Net income (loss)
($ millions)

Business priorities
At CIBC, our objective is to deliver consistent, sustainable returns over the long term. To that end, we are focusing our energies on three key business priorities: maintaining business strength, improving productivity, and balance sheet strength. By executing on these priorities, while prudently managing our risk levels, we will position CIBC to deliver sustainable growth over the long term.
Maintaining business strength
CIBC has a strong core franchise and is well positioned for growth.
     CIBC Retail Markets, consisting of our retail banking, wealth management and cards operations, has a solid history of performance and market share positions as well as a well-established client base. CIBC continues to have particular strengths in the mortgages and cards businesses. In residential mortgages, we hold a strong #2 position in the market, having increased our share by 240 basis points over the past five years. In cards, despite intense competitive conditions in the marketplace, we continue to be #1 in Canada in market share for purchase volumes and outstanding balances. CIBC Wood Gundy is the #2 full-service brokerage in Canada in assets under administration. Our branch-based advisory offer, CIBC Imperial Service, continues to grow assets and has a retail sales force of almost 1,250 licensed advisors and investment specialists. Moving forward, we expect our retail and wealth businesses to continue to perform at levels consistent with the recent past and in line with industry growth rates.
     In CIBC World Markets, we have achieved the objectives set in 2002 to reduce risk and volatility. Overall, we have accomplished most of what we set out to do, while maintaining the strength of the franchise in Canada. As a result, CIBC World Markets is better positioned for more stable earnings.
     Moving forward, we will increase flexibility in our corporate loan book to support our core client franchise. In merchant banking, we intend to further reduce our portfolio while continuing to capitalize on the competitive advantage this business offers for our investment banking platform. In Canada, we will build on our continuing leadership position in key businesses. In the U.S., while we have made progress in refocusing our operations, we will continue to take a targeted approach, with specific emphasis on improving performance in investment and corporate banking and cash equities. Internationally, we will focus on activities that are aligned to our North American franchise as well as on those businesses that are well positioned in local markets.
Improving productivity
CIBC is committed to improving its productivity. Our objective is to have an efficiency ratio that is at the median or better among our Canadian bank peers. To meet our strategic objective, we set a goal during 2005 to reduce our expenses by $250 million by the end of 2006.
     We expect about half of our targeted reduction to come from lower project spending next year. In 2005, project spending was higher than historical levels.
     We are focusing on costs in other areas as well, including discretionary spending and opportunities for efficiencies in our organizational structure.
Balance sheet strength
The litigation provision recorded in the third quarter of 2005 reduced our Tier 1 capital ratio to 7.5%. Our immediate focus was to restore our Tier 1 capital ratio to our objective of 8.5% or higher, which we established several years ago.
     With the strength of our earnings and disciplined balance sheet management, including the purchase of residential mortgage insurance, our Tier 1 capital ratio has returned to 8.5% as of the end of 2005.

40 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     Having achieved this immediate goal, and with our Tier 1 capital ratio well above the regulatory minimum of 7%, we are in the process of assessing our capital deployment alternatives moving forward. Our capital plan over the medium term will be established in consideration of the financial objectives we have set in our balanced scorecard.
Outlook
The North American economy is expected to see another year of moderate growth in 2006. High energy prices will serve as a braking force on the U.S. economy, while Canada’s growth will be moderated by the ongoing toll of a strong Canadian dollar on manufacturing. Interest rates are expected to rise gradually through 2006, which could slow the growth rate of consumer and mortgage lending and cause a modest increase in personal bankruptcies.
     The outlook for CIBC’s retail businesses is for sustained growth despite increasing interest rates and higher levels of competition. Although the performance of our wholesale business will be driven largely by market conditions, we are well positioned, having significantly improved our risk profile over the last few years.
     We intend to focus on growing our core businesses, maintaining business strength, improving productivity and building our balance sheet, while maintaining a prudent risk-return profile. We will also remain committed to high standards of governance practices. The key to achieving our business priorities is to continue to strengthen our client relationships and successfully engage our employees.
Forward-looking information
This Annual Accountability Report contains forward-looking statements. In particular, the “Business priorities” and “Outlook” sections above, and the “Outlook for 2006” and “Outlook” sections in the CIBC Retail Markets and CIBC World Markets Business Line Reviews in this MD&A are based upon our views and the actual outcomes are uncertain. For more information, see “A note about forward-looking statements” on page 37.
ECONOMIC ENVIRONMENT
The North American expansion continued in 2005, with both the U.S. and Canada supported by consumers’ responses to improved job prospects, rising wealth (particularly in housing) and what were still low interest rates by historical standards.
     In Canada, domestic demand was the engine of growth. Although job and wage growth were healthy, consumer spending still outpaced incomes, as households tapped into rising home equity for new loans. Higher energy prices shifted economic growth in favour of western Canada, and helped the Canadian dollar reach its strongest level since 1992. Although the dollar value of exports was also supported by resource prices, real net exports and factory employment were weakened as manufacturers faced the challenges posed by the strong Canadian dollar.
     Aside from energy prices, inflation remained tame in both the U.S. and Canada. But with the labour market showing better momentum and less need for interest rate stimulus, the U.S. Federal Reserve remained on its slow but steady path towards higher short-term interest rates. The Bank of Canada allowed the drag from a strong currency to substitute for interest rate hikes, and delayed resuming its course towards higher rates until October 2005. Both central banks continued to suggest that monetary policy is still too stimulative.
     Global liquidity and tame core inflation held down longer term interest rates. In the U.S., long-term rates were essentially range-bound, while in Canada, long bond yields declined through most of the year as the Bank of Canada kept short rates anchored. Sustained low rates supported volume growth in consumer loans and mortgages. Low yields on government bonds, and strong corporate balance sheets, supported tight spreads for corporate bonds and loans.
     Canadian corporate earnings saw solid growth, enhanced by high resource prices that offset the negative impacts of a rising currency. Together with low interest rates, this led to a strong performance for Canadian equities. U.S. equity markets were a bit less buoyant, hit by rising interest rates and energy costs.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 41
Stock price indices
Total Canadian household credit and interest rate
Canadian and U.S. GDP growth
Outlook
Both the U.S. and Canada are expected to see another year of moderate growth in 2006, in the 3% range for real gross domestic product (GDP). High energy prices will serve as a braking force on the U.S. economy, while Canada’s growth will be moderated by the ongoing toll of a strong Canadian dollar on manufacturing. With core consumer price index (CPI) inflation remaining tame, even as energy prices push up overall price levels, central banks should soon reach a point at which they can pause on short-term rate hikes. Earnings growth in most sectors is likely to see the typical late cycle deceleration, which could temper equity market gains, but we expect only modest increases in corporate credit spreads and business bankruptcies.
     A likely levelling off after a long run of house price appreciation in North America should see a slower growth rate in consumer and mortgage lending. Low unemployment rates should generally support consumer credit quality, but the heavy debt loads now carried by the household sector could result in a modest increase in personal bankruptcies in Canada.

42 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     HOW CIBC REPORTS
In 2005, we adopted a new reporting structure that combined CIBC Retail Markets and CIBC Wealth Management into one strategic business line, CIBC Retail Markets, to reflect a new organizational structure that was established to align our products, services and distribution channels to their relevant customer segments. As a result of the reorganization, CIBC now has two strategic business lines: CIBC Retail Markets which services retail customers and CIBC World Markets which services wholesale customers. These strategic business lines are supported by Corporate and Other. Comparative figures have been reclassified to reflect the new reporting structure.
     To measure and report the results of operations of the two strategic business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities are fully allocated to other business lines. Management uses this model to better understand the economics of our customer segments, products and delivery channels. Each year, the sales and trailer commissions paid to segments for certain products are renegotiated. Comparative figures have not been reclassified to reflect these commission changes.
     Concurrent with the changes in the reporting structure, the following changes were made to the management model on a retroactive basis:
•	The lending products business, which previously fully allocated its revenue, expenses and balance sheet resources to the other business lines, now makes internal payments for sales and trailer commissions.
•	The fixed-term business, which previously made internal payments for sales and trailer commissions, now fully allocates its revenue, expenses and balance sheet resources to the other business lines.
During the year, we moved the management of balance sheet resources from Treasury, Balance Sheet and Risk Management (TBRM) into Finance. TBRM was subsequently renamed Treasury and Risk Management (TRM).
     During the year, we reclassified revenue between capital markets and investment banking and credit products within the CIBC World Markets strategic business line. This reclassification did not impact total revenue and was adopted retroactively.
     NON-GAAP MEASURES
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analysing financial performance.
Net interest income, taxable equivalent basis (TEB)
We adjust net interest income to reflect tax-exempt income on an equivalent before-tax basis. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio, trading revenue, net interest margin and net interest margin on average interest-earning assets, all on a taxable equivalent basis (TEB). Management believes these measures permit uniform measurement, which enables users of our financial information to make comparisons more readily.
Economic capital
Economic capital provides the financial framework to understand the returns of each business line, commensurate with the risk taken.
     Economic capital is an estimate of the amount of equity capital required to support the risks in our businesses in line with our overall strategic objectives, including targeted credit rating and liquidity requirements. It comprises credit, market, operational and strategic risk capital. The capital methodologies employed quantify the level of risk within products, clients and business lines, as required. The difference between CIBC’s total equity capital and economic capital allocated to the business lines is held in Corporate and Other. From time to time, CIBC’s economic capital model may be enhanced as part of the risk measurement process, with any changes being made prospectively.
     There is no comparable GAAP measure for economic capital.
Economic profit
Net income, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each business line in excess of our cost of equity capital, thus enabling users of our financial information to identify relative contributions to shareholder value.
Segmented return on equity
We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 43
     While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric related to the capital allocated to the segments. We use economic capital to calculate ROE on a segmented basis. As a result, segmented ROE is a non-GAAP measure.
Managed loans
Managed basis loans exclude the impact of securitizations on loans. Through securitizations, we sell groups of loans to variable interest entities (VIEs) that issue securities to investors. The loans are removed from the consolidated balance sheets. Management uses this measure to evaluate the credit performance and the overall financial performance of the underlying loans.
Retail/Wholesale ratio
While we manage commercial banking operations within CIBC World Markets, some financial institutions include commercial banking in their retail operations. From time to time, some measures will be presented on the basis of CIBC Retail Markets and commercial banking operations for comparison purposes. Such measures include revenue, net income, and economic capital.
Reconciliation of non-GAAP measures
The following table provides a reconciliation of non-GAAP to GAAP measures:
STATEMENT OF OPERATIONS MEASURES

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the years ended October 31		Markets	Markets	and Other	Total

2005	Total revenue	$8,160	$3,384	$929	$12,473
	Add: adjustment for TEB	—	191	—	191

	Revenue (TEB)	$8,160	$3,575	$929	$12,664

	Net income (loss)	$1,573	$(1,671)	$66	$(32)
	Less: charge for economic capital	484	254	16	754

	Economic profit (loss)	$1,089	$(1,925)	$50	$(786)

	Efficiency ratio	62.8%	152.1%	n/m	86.9%
	Less: adjustment for impact of TEB	—	8.1	n/m	1.3

	Efficiency ratio (TEB)	62.8%	144.0%	n/m	85.6%

2004	Total revenue	$7,711	$3,497	$567	$11,775
	Add: adjustment for TEB	—	150	—	150

	Revenue (TEB)	$7,711	$3,647	$567	$11,925

	Net income	$1,406	$660	$25	$2,091
	Less: charge for economic capital	489	310	27	826

	Economic profit (loss)	$917	$350	$(2)	$1,265

	Efficiency ratio	62.7%	78.4%	n/m	70.1%
	Less: adjustment for impact of TEB	—	3.2	n/m	0.9

	Efficiency ratio (TEB)	62.7%	75.2%	n/m	69.2%

2003	Total revenue	$7,455	$3,434	$574	$11,463
	Add: adjustment for TEB	—	132	—	132

	Revenue (TEB)	$7,455	$3,566	$574	$11,595

	Net income	$1,186	$334	$430	$1,950
	Less: charge for economic capital	489	444	78	1,011

	Economic profit (loss)	$697	$(110)	$352	$939

	Efficiency ratio	68.0%	70.5%	n/m	70.9%
	Less: adjustment for impact of TEB	—	2.6	n/m	0.8

	Efficiency ratio (TEB)	68.0%	67.9%	n/m	70.1%

n/m – not meaningful

44 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     RETAIL INFORMATION

$ millions, for the years ended October 31	2005	2004	2003

Revenue
CIBC Retail Markets	$8,160	$7,711	$7,455
Add: commercial banking	449	452	436

	$8,609	$8,163	$7,891

Net income
CIBC Retail Markets	$1,573	$1,406	$1,186
Add: commercial banking	110	124	92

	$1,683	$1,530	$1,278

     WHOLESALE INFORMATION

$ millions, for the years ended October 31	2005	2004	2003

Revenue
CIBC World Markets	$3,384	$3,497	$3,434
Less: commercial banking	449	452	436

	$2,935	$3,045	$2,998

Net (loss) income
CIBC World Markets	$(1,671)	$660	$334
Less: commercial banking	110	124	92

	$(1,781)	$536	$242

     TRADING REVENUE

$ millions, for the years ended October 31	2005	2004	2003

Trading revenue	$820	$725	$778
Add: adjustment for TEB	176	138	118

Trading revenue (TEB)	$996	$863	$896

     MANAGED LOANS (net of allowance)

$ millions, as at October 31		Reported	Securitized	Managed

2005	Residential mortgages	$77,179	$17,500	$94,679
	Credit card	6,448	4,100	10,548

2004	Residential mortgages	$72,553	$11,800	$84,353
	Credit card	8,347	3,200	11,547

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 45
     REVIEW OF RESULTS OF OPERATIONS AND FINANCIAL POSITION
REVIEW OF CONSOLIDATED STATEMENTS OF OPERATIONS
Revenue
Revenue was up $698 million or 6% from 2004 due to an increase in non-interest income of $1,019 million, partially offset by a decrease in net interest income of $321 million.
Net interest income
Net interest income was down $321 million or 6% from 2004, primarily due to the impact of higher levels of securitized assets in cards and lower treasury revenue. In addition, trading-related net interest income was lower primarily due to increased funding costs. Higher interest expense related to U.S. income tax reassessments and reduced non-core loans also contributed to the decline. These decreases were partially offset by volume increases in deposits, mortgages, personal lending and cards. The prior year included higher interest income on tax refunds.
     Additional information on net interest income and margin is provided in the “Supplementary annual financial information.”
     NET INTEREST INCOME AND MARGIN

$ millions, for the years ended October 31	2005	2004	2003

Average assets	$288,845	$280,810	$284,739
Net interest income	4,937	5,258	5,517
Net interest margin	1.71%	1.87%	1.94%

Non-interest income
Non-interest income was up $1,019 million or 16% from 2004.
     NON-INTEREST INCOME

$ millions, for the years ended October 31	2005	2004	2003

Underwriting and advisory fees	$727	$797	$870
Deposit and payment fees	794	760	713
Credit fees	346	314	386
Card fees	317	407	359
Investment management and custodial fees	391	353	340
Mutual fund fees	690	615	536
Insurance fees	265	176	168
Commissions on securities transactions	912	892	884
Trading revenue	801	618	627
Investment securities gains (losses)	577	236	(107)
Income from securitized assets	362	191	216
Foreign exchange other than trading	555	280	273
Other	799	878	681

Total non-interest income	$7,536	$6,517	$5,946

Underwriting and advisory fees were down $70 million or 9%, primarily due to lower U.S. new issue revenue and decreased mergers and acquisition activity in the U.S.
     Deposit and payment fees were up $34 million or 4%, primarily due to an increase in service fees from higher business volumes.
     Credit fees were up $32 million or 10%, primarily due to increased deal volume in CIBC World Markets.
     Card fees were down $90 million or 22%, primarily due to higher levels of securitized assets.
     Investment management and custodial fees were up $38 million or 11%, primarily due to increased asset balances.
     Mutual fund fees were up $75 million or 12%, primarily due to higher balances of assets under management.
     Insurance fees were up $89 million or 51%, primarily due to an increase in reinsurance revenue.
     Commissions on securities transactions were up $20 million or 2%, primarily due to higher trading volumes.
     Trading revenue was up $183 million or 30%, primarily due to the consolidation of VIEs. See “Trading revenue” section for further details.
     Investment securities gains (losses) includes realized gains and losses on disposals, net of write-downs, to reflect other-than-temporary impairments in the value of investment securities. Revenue was up $341 million, primarily due to the GPI and Shoppers sales. For further details, see the “Significant events” section.
     Income from securitized assets was up $171 million or 90%, primarily due to the higher levels of securitized assets in cards.

46 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     Foreign exchange other than trading was up $275 million or 98%, due to the repatriation of capital and retained earnings from our foreign operations (discussed in “Corporate and Other”).
     Other includes gains and losses on the disposal of fixed assets, sales of subsidiaries and corporate assets, realized gains and losses on sales and write-downs of equity-accounted and limited partnership investments and loans held for sale, and other commissions and fees. Other was down $79 million or 9%, primarily due to reduced sales of non-core loans and lower other commissions and fees, partially offset by the gains on the Juniper and Republic Bank sales.
Trading revenue
Trading revenue was up $95 million or 13% from 2004 due to the consolidation of VIEs, partially offset by lower net interest income primarily due to increased funding costs.
     TRADING REVENUE

$ millions, for the years ended October 31	2005	2004	2003

Trading revenue consists of:
Net interest income	$19	$107	$151
Non-interest income	801	618	627

Total trading revenue	$820	$725	$778

By type:
Interest rates	$198	$231	$308
Foreign exchange	169	169	171
Equities(1)	225	115	199
Commodities	31	54	34
Other(2)	197	156	66

Total trading revenue	$820	$725	$778

(1)	Includes $156 million (2004: nil; 2003: nil) of non-controlling interests in VIEs.

(2)	Includes credit derivatives and secondary loan trading and sales.
Provision for credit losses
The provision for credit losses was up $78 million or 12% from 2004, primarily due to higher loan losses in personal and small business lending and reduced recoveries of large corporate loans, partially offset by the impact of higher levels of securitized assets in cards.
     PROVISION FOR CREDIT LOSSES

$ millions, for the years ended October 31	2005	2004	2003

Provision for credit losses	$706	$628	$1,143

Non-interest expenses
Non-interest expenses were up $2,589 million or 31% from 2004, primarily due to the higher provision for Enron-related litigation matters.
     NON-INTEREST EXPENSES

$ millions, for the years ended October 31	2005	2004	2003

Employee compensation and benefits
Salaries	$2,220	$2,126	$2,260
Incentive bonuses	912	1,147	1,164
Commissions	590	522	460
Benefits	602	604	533

	4,324	4,399	4,417
Occupancy costs	641	634	605
Computer and office equipment	1,166	1,138	1,143
Communications	324	331	360
Advertising and business development	260	279	289
Professional fees	325	326	241
Business and capital taxes	118	138	133
Other	3,682	1,006	940

Total non-interest expenses	$10,840	$8,251	$8,128

Employee compensation and benefits were down $75 million or 2%, primarily due to a decrease in revenue-related and other compensation costs, partially offset by higher severance costs.
     Computer and office equipment were up $28 million or 2%, primarily due to increased spending on technology and regulatory initiatives.
     Advertising and business development were down $19 million or 7%, primarily due to a decrease in marketing expenses.
     Business and capital taxes were down $20 million or 14%, primarily due to reduced shareholders’ equity.
     Other, comprising outside services, operational losses, other personnel costs and donations was up $2,676 million, primarily due to higher provisions for the Enron-related litigation matters and hedge funds settlements.
     As at October 31, 2005, we had a regular workforce headcount of 37,308, up 27 from 2004.
Non-controlling interests
Non-controlling interests were up $155 million from 2004, primarily due to the consolidation of VIEs.
     NON-CONTROLLING INTERESTS

$ millions, for the years ended October 31	2005	2004	2003

Non-controlling interests	$170	$15	$3

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 47
Taxes
Income taxes include those imposed on the non-consolidated CIBC, as well as on CIBC’s domestic and foreign subsidiaries. Indirect taxes comprise capital, property and business, payroll, and the goods and services tax (GST) and sales taxes. Indirect taxes are included in non-interest expenses.
     Total income and indirect taxes were up $4 million from 2004.
     TAXES

$ millions, for the years ended October 31	2005	2004	2003

Income tax expense	$789	$790	$239

Indirect taxes
Capital taxes	112	132	126
Property and business taxes	45	34	35
Payroll taxes	211	203	212
GST and sales taxes	250	244	242

Total indirect taxes	618	613	615

Total taxes	$1,407	$1,403	$854

Combined Canadian federal and provincial tax rate	35.0%	35.3%	36.6%
Income taxes as a percentage of net income before income taxes	85.1%	27.3%	10.9%
Total taxes as a percentage of net income before deduction of total tax	91.1%	40.0%	30.4%

Income tax expense for the year was higher than would be expected, given that income before income taxes and non-controlling interests decreased by $2.0 billion from 2004. This was due to the income tax recovery on the $2.83 billion Enron-related litigation provision being limited to $297 million. In addition, we repatriated capital and retained earnings from our foreign operations, which resulted in a $375 million increase in income tax expense arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of shareholders’ equity. These increases were partially offset by the recognition of a related $67 million future tax asset arising from the prior year’s foreign exchange losses and a $59 million reversal of a portion of the valuation allowance relating to the future tax asset from our U.S. operations. In 2004, income tax expense was reduced by $50 million as a result of the cancellation of planned Ontario tax rate reductions.
     The combined Canadian federal and provincial income tax rate of 35.0% (2004: 35.3%; 2003: 36.6%) is the non-consolidated CIBC’s statutory income tax rate. Variations in this rate can result from legislative changes to corporate income tax rates enacted by the federal and provincial governments and from changes in the proportion of income earned in each of the provinces and in offshore branches of the non-consolidated CIBC. The rate declined in 2005, primarily due to minor reductions in federal and provincial income tax rates. For a reconciliation of our income taxes in the consolidated statements of operations with the combined Canadian federal and provincial income tax rate, see Note 19 to the consolidated financial statements.
     Under Canadian GAAP, we are required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards. The future income tax asset is established using tax rates that will apply in future periods. Accounting standards also require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration.
     Included in the tax loss carryforwards amount as indicated in Note 19 is $705 million of future tax assets related to losses in our U.S. operations (2004: $545 million) which expire in five to 20 years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have between five to 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law. The total amount of the future income tax asset related to our U.S. operations, net of the valuation allowance, is $365 million (2004: $576 million). Also included in the tax loss carryforwards amount is a $131 million future tax asset related to Canadian capital losses, which have no expiry date. We believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized prior to its expiration.

48 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
REVIEW OF CONSOLIDATED BALANCE SHEETS
     CONDENSED CONSOLIDATED BALANCE SHEETS

$ millions, as at October 31	2005	2004

Assets
Cash and deposits with banks	$11,852	$12,203

Securities
Investment	14,342	15,517
Trading	53,422	51,799

	67,764	67,316

Securities borrowed or purchased under resale agreements	18,514	18,165

Loans
Residential mortgages	77,216	72,592
Personal	28,198	26,311
Credit card	6,655	8,689
Business and government	31,350	31,737
Allowance for credit losses	(1,636)	(1,825)

	141,783	137,504

Derivative instruments market valuation	20,309	23,710
Other assets	20,148	19,866

	$280,370	$278,764

Liabilities and shareholders’ equity
Deposits	$192,734	$190,577
Derivative instruments market valuation	20,128	23,990
Obligations related to securities sold short	14,883	12,220
Obligations related to securities lent or sold under repurchase agreements	14,325	16,790
Other liabilities and acceptances	21,121	18,036
Subordinated indebtedness	5,102	3,889
Preferred share liabilities	600	1,043
Non-controlling interests	746	39
Shareholders’ equity	10,731	12,180

	$280,370	$278,764

Assets
Total assets as at October 31, 2005 were $280.4 billion, up $1.6 billion from 2004. Increases in residential mortgages ($4.6 billion), personal loans ($1.9 billion) and trading securities ($1.6 billion) were partially offset by reductions in derivative instruments market valuation ($3.4 billion), credit card loans ($2.0 billion) and investment securities ($1.2 billion).
     The increase in residential mortgages is primarily due to normal business growth, net of securitizations, and the consolidation of a VIE. Personal loans increased due to normal business growth. A detailed discussion of the loan portfolio is included in the “Management of credit risk” section.
     Trading securities increased primarily due to normal trading activity in our wholesale business and the consolidation of VIEs.
     Derivative instruments market valuation decreased primarily due to movements in interest rates and foreign currency exchange rates.
     Credit card loans decreased primarily due to higher levels of securitizations.
     Investment securities decreased primarily due to normal treasury activity.
Liabilities
Total liabilities as at October 31, 2005 were $269.7 billion, up $3.1 billion from 2004, primarily due to increases in other liabilities and acceptances ($3.1 billion), obligations related to securities sold short ($2.7 billion), deposits ($2.2 billion), and subordinated indebtedness ($1.2 billion). These increases were partially offset by reductions in derivative instruments market valuation ($3.9 billion) and obligations related to securities lent or sold under repurchase agreements ($2.5 billion).
     Other liabilities and acceptances increased primarily due to the higher provision for Enron-related litigation matters.
     The increase in obligations related to securities sold short represents normal trading activity in our wholesale business.
     The increase in deposits represents normal business growth. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the “Supplementary annual financial information.”
     Subordinated indebtedness increased due to the issuance of new debentures. Further details on subordinated indebtedness are provided in Note 12 to the consolidated financial statements.
     Derivative instruments market valuation decreased due to the reasons noted above under “Assets”.
     The decrease in obligations related to securities lent or sold under repurchase agreements represents normal treasury funding activities.
Shareholders’ equity
Shareholders’ equity as at October 31, 2005 was $10.7 billion, down $1.5 billion from 2004 due to lower retained earnings which were the result of the higher provision for Enron-related litigation matters.
SIGNIFICANT EVENTS
     ENRON
During the year, certain Enron litigation matters facing CIBC, Newby, et al. v. Enron Corp., et al., and the so called Megaclaims bankruptcy court action, were settled, both subject to court approval. To settle Newby, CIBC agreed to pay US$2.4 billion. To settle the Megaclaims action, CIBC agreed to pay US$250 million, and in exchange for US$24 million, Enron allowed the inclusion of approximately US$81 million in claims filed against the Enron bankruptcy estate and CIBC agreed to subordinate approximately US$42 million in other claims, which have been written off in prior years.
     CIBC is a defendant in a number of remaining Enron-related actions. During the year, we recorded a provision of $2.83 billion

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 49
pre-tax ($2.53 billion after-tax) to increase our accrual to cover the settlements and to reserve against the remaining Enron matters. Provisions to date take into account expected insurance recoveries. We have recorded a tax benefit of $297 million relating to the current year provision. There is significant uncertainty associated with the ultimate tax benefits to be realized in respect of these settlements. Accordingly, we have recognized the expected minimum tax benefits.
Hedge funds
During the year, CIBC reached settlements with the SEC and the Office of the New York State Attorney General (NYAG) regarding their investigations relating to financing and brokerage services provided by CIBC to certain hedge funds that engaged in mutual fund market timing. Pursuant to those settlements, without admitting or denying liability, CIBC agreed to pay a fine of US$25 million and to disgorge US$100 million, all of which will be distributed to the affected parties. During the year, we increased our accrual by $108 million to $158 million to cover the settlements. The provisions were allocated equally to CIBC Retail Markets and CIBC World Markets.
     In addition, two CIBC subsidiaries and a former employee were named as defendants in a number of class and derivative actions, brought on behalf of certain alleged affected parties who were shareholders of several families of mutual funds, claiming that CIBC knew or recklessly disregarded the fact that its hedge fund clients were engaging in deceptive market timing and late trading of mutual fund shares. CIBC successfully moved to dismiss a majority of these actions. The court has yet to rule on CIBC’s motion to dismiss the remaining actions, which are consolidated before the U.S. District Court for the District of Maryland.
Regulatory matters
On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concluded the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, were committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period ending December 22, 2006, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter- and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and the Office of the Superintendant of Financial Institutions, Canada (OSFI) to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.
Significant merchant banking dispositions
During 2004, we sold three million shares of Global Payments Inc. (GPI) resulting in a gain of $118 million ($97 million after-tax). In addition, in respect of the remaining six million shares held, we entered into a series of derivative hedges (collars) with scheduled maturities ranging from March 2006 to April 2007, that provided us with the opportunity to participate in a portion of any price increase while simultaneously protecting us against any significant price decrease.
     We had 1.8 million shares of Shoppers Drug Mart Corporation (Shoppers) at the end of 2004, which were hedged by forward contracts maturing in January 2007.
     During the year, we sold the remaining six million shares of GPI and 1.8 million shares of Shoppers through the early termination of the derivative hedging contracts and the concurrent sale of these investments. We recognized an aggregate gain of $294 million ($241 million after-tax) on the sales.
INTRIA Items Inc.
On November 1, 2005, we purchased the non-controlling interest in INTRIA Items Inc. held by Fiserv Solutions of Canada Inc. INTRIA Items Inc. is now a wholly-owned subsidiary.
     The purchase will not have a significant impact on our ongoing results of operations.
Sale of Juniper Financial Corp.
On December 1, 2004, we sold Juniper Financial Corp. (Juniper) to Barclays Bank PLC for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale, which is included in other non-interest income. Prior to the sale, we had a 98% interest in Juniper and Juniper’s senior management owned the remaining 2%. The sale will not have a significant impact on our ongoing results of operations.

50 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
Sale of holdings in Republic Bank Limited
During the year, we sold our holdings in Republic Bank Limited, based in Trinidad and Tobago, and recognized a gain of $25 million ($25 million after-tax). Concurrent with this sale, FirstCaribbean International Bank, in which we hold an equity interest, also sold its holdings in Republic Bank Limited. Equity income arising from the gain on sale was $60 million ($60 million after-tax). In total, we recognized a gain of $85 million after-tax on the sale (Republic Bank sale).
Sale of EDULINX Canada Corporation
During the year, we sold our wholly-owned subsidiary, EDULINX Canada Corporation (EDULINX sale), a student loan service provider in Canada. The gain on the sale was not significant and the sale will not have a significant impact on our ongoing results of operations.
Leveraged leases
Prior to 2004, we engaged in various structured leasing investments in the U.S. that are accounted for in the consolidated financial statements as leveraged leases using guidance contained in Statement of Financial Accounting Standard (SFAS) 13, “Accounting for Leases,” as allowed under Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases.” SFAS 13 requires total income over the term of a lease to be recognized into income on a proportionate basis in those years in which the net investment in a lease is positive. The net investment is based on net cash flows from the lease, including those that are tax related.
     The U.S. Internal Revenue Service (IRS) has challenged the tax position taken for these transactions. We believe that the tax position related to these transactions was proper, based upon applicable statutes, regulations and case law in effect at the time the transactions were entered into. We have continued to pursue a negotiated settlement with the IRS in respect of tax adjustments proposed by them for these transactions. However, while we continue to believe that a settlement is possible, negotiations have not concluded and the matter may yet be litigated. We have recorded a provision for interest charges that are expected to result from a settlement. Tax adjustments could result in an underpayment of prior years’ income taxes and interest charges thereon.
     Under existing accounting guidance in SFAS 13, any changes in estimates or assumptions not affecting estimated total net income from a lease, do not change the timing of income recognition. However, the Financial Accounting Standards Board (FASB) issued a proposed FASB Staff Position (FSP) FAS 13-a, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends leveraged lease accounting. The proposed FSP requires that a change in the timing of the realization of the tax benefits results in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the proposed FSP would result in a pre-tax charge to opening retained earnings of $100 million to $125 million. An amount approximating that charge will then be recognized into income over the remaining lease terms. The proposed FSP is currently expected to be effective for CIBC for interim and annual periods, beginning on or after November 1, 2005. After adoption of this new standard, we will continue to meet the offsetting criteria on the investment in the leveraged lease and the related debt financing.
New York premises
During the year, we completed the consolidation of our New York-based business operations into two buildings. As a result, we vacated the rest of our existing temporary New York premises and recorded net sub-lease losses of $27 million (2004: $34 million).
     During 2004, we signed a 30-year agreement to lease to a tenant approximately 800,000 square feet of space in a 1.2 million square foot building at 300 Madison Avenue in New York. As part of the lease agreement, we paid leasing concessions of approximately US$34 million in 2005 and US$70 million in 2004, which are being deferred and amortized over the lease term.
Air Canada
In 2003, as a result of Air Canada filing for protection under the Companies’ Creditors Arrangement Act, we recorded a $128 million pre-tax charge, included in other non-interest expenses, to write down the deferred asset related to our Air Canada contract. During 2004, we sold our proven claims as an unsecured creditor of Air Canada to a third party for cash, and recorded a gain of $49 million ($32 million after-tax) related to the contract. This amount was booked as a recovery in other non-interest expenses. In addition, for an investment of approximately $70 million, we exercised rights to acquire approximately 3.5 million voting shares of ACE Aviation Holdings Inc. (ACE), which became the parent holding company of Air Canada on completion of Air Canada’s plan of reorganization, effective September 30, 2004.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 51
REVIEW OF FOURTH QUARTER RESULTS
Net income was $728 million for the quarter, up $326 million from the fourth quarter of 2004.
     Net interest income was $1,172 million, down $115 million from the fourth quarter of 2004, primarily due to lower non-core loans and a $53 million interest expense relating to U.S. income tax reassessments, partially offset by higher retail revenue driven by volume growth.
     Non-interest income was $2,251 million, up $637 million from the fourth quarter of 2004, due to higher merchant banking gains and $301 million in foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations.
     Provision for credit losses was $170 million, down $5 million from the fourth quarter of 2004, primarily due to higher recoveries in large corporate loans and a higher reversal of the general allowance for credit losses, partially offset by a net $23 million adjustment in the retail portfolios, higher loan losses in the personal lending portfolio due to volume growth and higher loss ratios and the reversal of the provision for credit losses in the student loan portfolio in the fourth quarter of 2004.
     Non-interest expenses were $2,057 million, down $209 million from the fourth quarter of 2004, which included a $300 million provision in respect of Enron-related litigation matters. Higher severance expense, a $23 million payroll tax expense reassessment in our U.K. operations, $19 million of New York premises sub-lease losses and higher project expense were partially offset by lower incentive bonuses.
     Income tax expense was $436 million, up $390 million from the fourth quarter of 2004, which included an $85 million tax recovery relating to the resolution of various income tax audits. A net increase in income tax expense of $308 million on the repatriation of capital and retained earnings from our foreign operations noted above and higher taxes due to increased income were partially offset by a tax recovery of $59 million on the reversal of a portion of the valuation allowance related to the future income tax asset from our U.S. operations and a $38 million net tax recovery on the resolution of various income tax audits and contingencies.
Net income was $728 million, compared with net loss of $1,907 million in the prior quarter, which included the provision for the Enron-related litigation matters.
     Net interest income was $1,172 million, down $47 million from the prior quarter, primarily due to the $53 million interest expense relating to U.S. income tax reassessments.
     Non-interest income was $2,251 million, up $319 million from the prior quarter, primarily due to higher merchant banking gains and foreign exchange revenue of $301 million on the repatriation noted above, partially offset by lower revenue from consolidated VIEs.
     Provision for credit losses was $170 million, down $29 million from the prior quarter, primarily due to the $50 million reversal of the general allowance for credit losses and a lower loss ratio in cards, partially offset by the net $23 million adjustment in the retail portfolios and higher loan losses in the personal lending portfolio.
     Non-interest expenses were $2,057 million, down $2,793 million from the prior quarter, which included the provision for the Enron-related litigation matters. In addition, non-interest expenses were up due to the reasons noted above.
     Income tax expense was $436 million, up $542 million from the prior quarter, primarily due to higher income and the net increase in income tax expense of $308 million on the repatriation of capital and retained earnings noted above, partially offset by the tax recoveries noted above.

52 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
REVIEW OF QUARTERLY FINANCIAL INFORMATION
     QUARTERLY FINANCIAL INFORMATION

				2005				2004
$ millions, except per share amounts,
for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31

Total revenue	$3,423	$3,151	$2,820	$3,079	$2,901	$2,906	$3,027	$2,941
Net income (loss)	728	(1,907)	440	707	402	596	507	586
Per share — basic earnings (loss)	2.08	(5.77)	1.21	1.96	1.08	1.62	1.35	1.56
— diluted earnings (loss)(1)	2.06	(5.77)	1.20	1.94	1.06	1.60	1.33	1.54

(1) In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
2005
•	Net income for the first quarter was up $305 million or 76% from the prior quarter, primarily due to the gains on sale of Republic Bank, Juniper and ACE and reduced provision for credit losses in CIBC World Markets, partially offset by reduced merchant banking gains net of write-downs. The prior quarter included a $300 million provision ($194 million after-tax) in respect of Enron-related litigation matters, an $85 million tax recovery related to the resolution of various income tax audits, a $62 million reversal ($40 million after-tax) of allowance for credit losses and a $49 million ($32 million after-tax) recovery on the Air Canada contract write-down.
•	Net income for the second quarter was down $267 million or 38% from the prior quarter. The prior quarter included the gains on sale of Republic Bank, Juniper and ACE. A higher hedge funds provision and lower capital markets activities were partially offset by improved merchant banking gains net of write-downs.
•	Net loss for the third quarter was $1,907 million, compared with net income of $440 million for the prior quarter due to the $2,533 million after-tax provision for the Enron-related litigation matters. Higher merchant banking gains net of write-downs, a lower hedge funds legal provision and a reduction in income tax expense resulting from the hedge funds settlements and the impact of three more days were partially offset by an increased provision for credit losses.
•	Net income for the fourth quarter was $728 million, compared with a net loss of $1,907 million for the prior quarter, which included the provision for the Enron-related litigation matters. Higher merchant banking gains and a lower provision for credit losses were partially offset by higher severance expense and a $53 million interest expense ($33 million after-tax) related to U.S. income tax reassessments.
2004
•	Net income for the first quarter was up $99 million or 20% from the prior quarter, primarily due to lower non-interest expenses and higher trading revenue, commissions earned on securities resulting from larger trading volumes, and fixed income and equity structured products revenue.
•	Net income for the second quarter was down $79 million or 13% from the prior quarter, primarily due to lower net interest income, an increase in the provision for credit losses and higher revenue-related compensation. These decreases were partially offset by higher merchant banking gains net of write-downs, gains on loans held for sale, and equity trading and new issue revenue.
•	Net income for the third quarter was up $89 million or 18% from the prior quarter, primarily due to a reduction in the provision for credit losses due to favourable market conditions, a $50 million ($32 million after-tax) reversal of the general allowance for credit losses, and lower revenue-related compensation, partially offset by lower trading revenue.
•	Net income for the fourth quarter was down $194 million or 33% from the prior quarter, primarily due to the $300 million ($194 million after-tax) provision for Enron-related litigation matters, partially offset by a tax recovery and higher merchant banking gains net of write-downs.
For further details of our quarterly results, refer to our quarterly reports to shareholders available on www.cibc.com.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 53
CIBC Retail Markets
CIBC Retail Markets provides a full range of financial products and services to almost 11 million individual and small business clients primarily in Canada. We serve clients through a variety of distribution channels including our branch network, telephone banking, online banking, full-service and self-directed brokerage and ABMs, as well as President’s Choice Financial, a co-venture with Loblaw Companies Limited. We also provide investment management services to retail and institutional clients through our CIBC Asset Management business.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2006

Personal and small business banking provides solutions for home ownership, lending, retirement and investment to individuals and small owner-operated businesses (clients other than those in Imperial Service).

Growth in deposits and lending volumes and fee income helped drive strong results in personal and small business banking. Focusing on what matters to clients is paying dividends through increased client satisfaction. The consolidation of management infrastructure for personal and small business banking with CIBC Imperial Service was completed.
In light of expected economic growth in 2006, personal and small business banking plans to grow its share of wallet by increasing funds managed for, and product sales to, existing clients, leveraging increases in client satisfaction levels. Low interest and unemployment rates should provide growth in investment volumes and lending volumes. Our focus will continue to be on developing sales and service staff capabilities.

Imperial Service offers comprehensive planning advice in financial matters for clients’ day-to-day banking, credit and investment needs.	Focusing on asset consolidation, CIBC Imperial Service continued to improve the client experience.

	This led to strong investment growth, particularly in mutual funds and fixed — term, with 13.5% and 4.2% growth in assets under administration, respectively, in 2005 versus industry growth of 13.9% and 0.8%.	CIBC Imperial Service is well positioned to capitalize on the anticipated strong asset growth in our target market. Strategies include building on our market position in the branch-based advice channel, continuing to improve our advisor capability to meet client needs, offering industry-leading solutions and extending the CIBC Imperial Service offer to more clients and new markets across Canada. Low interest and unemployment rates should encourage the purchase of investment products.

Retail brokerage provides leading investment, retirement and estate planning advisory solutions to affluent clients through CIBC Wood Gundy. CIBC Investor’s Edge™ provides online brokerage services.	CIBC Wood Gundy achieved a milestone with assets under administration reaching a record $109.1 billion. Wood Gundy Portfolio Partner,™ our fee-based brokerage offer, grew assets by 41.1% to over $7.1 billion, and the discretionary asset management program, Investment Consulting Service, led the industry with 42.2% market share.	Delivering integrated investment solutions through a qualified investment advisor, CIBC Wood Gundy is well positioned to capitalize on anticipated strong equity markets in 2006. Access to, and expertise in, CIBC’s broad range of solutions help our almost 1,400 investment advisors continue to provide one of the industry’s leading full-service advice offers to affluent Canadians.

Cards comprises a portfolio of credit cards.	Cards has sustained growth in outstandings and purchase volumes in an increasingly competitive market. Our cards business continued to be the industry leader — maintaining its #1 position in purchase volumes and outstanding balances.	In an increasingly competitive marketplace, we intend to continue delivering products and services that build and maintain client loyalty, maintain our market position and increase profitability. Strong consumer spending and low interest and unemployment rates will encourage volume growth in cards.

Mortgages and personal lending combines our mortgage and personal and small business lending businesses to deliver credit solutions across CIBC’s retail client base.	CIBC maintained a strong #2 market share in the competitive residential mortgages market throughout 2005. Through our unique multi-brand, multi-channel approach to the marketplace, we realized a record year in new residential mortgage volume in 2005.

In our personal lending portfolio, our loan losses remain too high. Our goal is to improve our mix of business and overall portfolio quality.	Mortgages and personal lending will continue to focus on growth opportunities across credit products, specifically aiming to grow our secured line of credit and mortgage portfolios. Real estate prices will continue to be a key driver and are expected to rise, but at a slower growth rate.

In an interest rate environment that is expected to remain favourable, we will also continue to pursue share of wallet opportunities to grow our lending portfolio within our existing client base. Overall loan losses in our retail lending portfolio are not expected to improve in 2006.

Asset management combines our investment management business with our institutional and retail investment product businesses.	CIBC Asset Management is ranked as the second largest bank-owned mutual fund provider in Canada. Although overall mutual fund market share has declined, our CIBC Personal Portfolio Services™ continues to lead the industry with an 18.0% share of the fund wrap market. In 2005, TAL Global successfully introduced institutional investment management capabilities in the U.S. marketplace.	Supported by expected strong Canadian equity markets, CIBC Asset Management will focus on growing assets by strengthening and expanding distribution, particularly within CIBC, but also through third-party channels. Having combined our mutual fund business in 2005, we will focus our consolidated capabilities to best meet client needs, realize efficiencies and establish best practices. We will increase our focus on institutional pension fund management services and targeted money management growth opportunities in the U.S. market.

54 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
Results
     RESULTS — CIBC RETAIL MARKETS

$ millions, for the years ended October 31	2005	2004	2003

Revenue
Personal and small business banking	$2,492	$2,367	$2,199
Imperial Service	941	883	878
Retail brokerage	1,131	1,036	1,108
Cards	1,447	1,384	1,278
Mortgages and personal lending	1,065	974	1,111
Asset management	378	366	335
Other	706	701	546

Total revenue	8,160	7,711	7,455
Provision for credit losses	772	740	625
Non-interest expenses	5,126	4,839	5,066

Income before taxes	2,262	2,132	1,764
Income taxes	689	726	578

Net income	$1,573	$1,406	$1,186

Efficiency ratio	62.8%	62.7%	68.0%
ROE (1)(2)	42.2%	37.0%	30.9%
Economic profit (1)(2)	$1,089	$917	$697

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	For additional segmented information, see Note 26 to the consolidated financial statements.
Financial overview
CIBC Retail Markets benefited from continued low and stable interest rates that encouraged deposit and loan volume growth. Increased investor confidence led to higher capital markets volumes.
     Net income was up $167 million or 12% from 2004, which included the $32 million after-tax recovery related to the Air Canada contract. Revenue was up $449 million, primarily due to volume growth across all business lines, higher fee income, the $85 million pre-tax gain on the Republic Bank sale, the $34 million pre-tax gain on the ACE sale and increased equity trading and new issue activity. Non-interest expenses were up $287 million, primarily due to higher corporate support and compensation costs.
Revenue
Revenue was up $449 million or 6% from 2004.
     Personal and small business banking revenue was up $125 million from 2004, primarily due to deposit volume growth, higher commissions received from other businesses and increased fee income, partially offset by lower deposit spreads.
     Imperial Service revenue was up $58 million from 2004, primarily due to higher revenue from investment product sales and growth in average funds managed.
     Retail brokerage revenue was up $95 million from 2004, primarily due to higher fee-based revenue, and increased equity trading and new issue activity.
     Cards revenue was up $63 million from 2004, primarily due to volume growth, the gain on the ACE sale, favourable spreads and higher fee revenue, partially offset by the impact of higher levels of securitized assets.
     Mortgages and personal lending revenue was up $91 million from 2004, primarily due to volume growth, higher transaction and prepayment fees and favourable spreads in personal lending, partially offset by higher commissions paid to other businesses.
     Asset management revenue was up $12 million from 2004, primarily due to growth in average funds managed, partially offset by higher commissions paid to other businesses.
     Other revenue was up $5 million from 2004, as the gain on the Republic Bank sale, higher insurance revenue and volume growth in President’s Choice Financial were largely offset by lower treasury revenue allocations and lower revenue in student loans due to the EDULINX sale.

Total revenue	Non-interest expenses	Net income
($ millions)	($ millions)	($ millions)

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 55
Provision for credit losses
Provision for credit losses was up $32 million or 4% from 2004, which included a $37 million reversal of the allowance for credit losses in student loans. Higher losses in personal and small business lending were partially offset by the impact of higher levels of securitized assets in cards and lower agricultural losses.
Non-interest expenses
Non-interest expenses were up $287 million or 6% from 2004, primarily due to higher corporate support costs and revenue-related and other compensation costs, partially offset by lower expenses in student loans due to the EDULINX sale. The prior year included the $49 million recovery related to the Air Canada contract.
        The regular workforce headcount totalled 24,085 at year-end, down 84 from 2004, primarily due to the EDULINX sale, partially offset by additional customer staff in branches.
Income taxes
Income taxes were down $37 million or 5% from 2004, primarily due to the gain on the Republic Bank sale not being subject to income tax and the impact of the hedge funds settlements.
Average assets
Average assets were $185.1 billion, up $4.2 billion or 2% from 2004, primarily due to increases in residential mortgages and personal lending.
Assets under administration
Assets under administration were up $21.6 billion or 10% from 2004.

$ billions, as at October 31	2005	2004	2003

Individual	$139.5	$128.3	$121.9
Institutions	60.9	53.4	43.7
Retail mutual funds	43.4	40.5	35.7

	$243.8	$222.2	$201.3

Outlook
The economic outlook suggests a positive environment for CIBC Retail Markets in the coming year. Continuing low interest and unemployment rates, coupled with strong consumer spending and real estate prices, encourage continuing volume growth in mortgages, retail lending, and cards. These factors also encourage the purchase of investment products. While continuing to be strong, the rate of growth of lending products may moderate with a potential slowing of housing price appreciation. Interest rate increases are predicted to be modest and, therefore, product spreads should remain comparable to 2005.
     Equity markets are expected to remain strong throughout 2006, which will have a positive impact on the retail brokerage and mutual funds businesses. The outlook for Canadian new issue activity is reasonably good.
     We have undertaken several strategies to reduce loan losses in the personal lending portfolios. We do not expect these actions to realize benefits in 2006.

56 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
CIBC World Markets
CIBC World Markets is the wholesale banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in major global capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2006

Capital markets operates trading, sales and research activities serving institutional, corporate and government clients.
CIBC World Markets maintained leadership in Canada, ranking #1 in income trusts and retail structured products, #1 in Canadian debt research and #1 in overall equity sales, research and trading quality. In the U.S., we have been focused on broadening our client base to cover mid-market clients and have also advanced our product offerings with our institutional speciality sales and portfolio trading groups. We also realized growth in the development of structured credit products for our global client base.
The outlook for capital markets is reasonably good. We will continue to invest in technology to provide alternative trading tools and equity market access for Canadian and U.S. clients. In addition, we will continue to target a broader client base to build our mid-market cash equities business in the U.S. We also continue to invest in technology to create new functionality for clients and to enhance our risk management capabilities across debt capital markets.

Through ongoing collaboration within CIBC World Markets and with other CIBC partners, we plan to expand the development and distribution of innovative structured products.

Investment banking and credit products provides advisory services and underwriting of debt, credit and equity for corporate and government clients.	In 2005, CIBC settled certain Enron-related litigation matters and, in this regard, recorded a provision of $2.8 billion ($2.5 billion after-tax), which significantly affected financial results. In the U.S., we have refocused our business to improve delivery of products to key clients. As a result, we realized success in targeted segments such as health care and consumer in terms of number of equity deals for mid-market issuers. Our U.S. real estate finance group continued to deliver strong results in 2005. In Canada, CIBC World Markets was again ranked #1 in equity underwriting and maintained its leadership in mergers and acquisitions (M&A), ranked the #1 advisor.	In Canada, the M&A market appears strong. We will strive to maintain our leadership position by providing the highest level of client service and through ongoing investment in core relationships. In the U.S., our approach is to continue to capitalize on new markets and build our mid-market franchise in select sectors. We will work to increase market penetration in an increasingly competitive market in real estate finance.

Merchant banking provides capital in the form of private equity, bridge and mezzanine debt financing to create, grow and re-capitalize companies across a host of industries.	The merchant banking portfolio has been reduced to $1.4 billion, below the objective of $1.5 billion. The reduction has been achieved two years ahead of target. The business is now strategically aligned to support our global investment banking platform. During the year, we were successful in realizing net gains on a number of our investments.	As our portfolio matures, we will continue to seek profitable opportunities to further reduce the size of the portfolio. Notwithstanding new investments, we anticipate a further overall reduction in 2006 and gains at lower levels than in 2005.

Commercial banking originates financial solutions centred around credit, cash management and trade finance products for medium- sized businesses in Canada.	We continued to work to improve the client experience with heightened focus on core clients and through initiatives to improve account team effectiveness. Strong real estate and oil and gas markets buoyed financial results in 2005. We continued to experience strong competition in the market, resulting in some compression of interest margins.	In 2006, we will continue to enhance our ability to deliver core products and cash management offerings to help our clients align their financial capacity with their business goals. We expect steady growth in our business. Managing commodity, interest rate and foreign exchange risks remains a focus and an opportunity to expand our client relationships.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 57
Results
     RESULTS — CIBC WORLD MARKETS

$ millions, for the years ended October 31	2005	2004	2003

Revenue (TEB)(1)(2)
Capital markets	$1,391	$1,497	$1,583
Investment banking and credit products	1,074	1,329	1,510
Merchant banking	714	351	(47)
Commercial banking	449	452	436
Other	(53)	18	84

Total revenue (TEB)(1)(2)	3,575	3,647	3,566
TEB adjustment	191	150	132

Total revenue	3,384	3,497	3,434
(Recovery of) provision for credit losses	(17)	(55)	653
Non-interest expenses	5,149	2,741	2,421

(Loss) income before taxes and non-controlling interests	(1,748)	811	360
Income taxes	(148)	139	28
Non-controlling interests	71	12	(2)

Net (loss) income	$(1,671)	$660	$334

Efficiency ratio	152.1%	78.4%	70.5%
Efficiency ratio (TEB)(1)(2)	144.0%	75.2%	67.9%
ROE (1)(2)	(89.1)%	27.1%	9.1%
Economic (loss) profit(1)(2)	$(1,925)	$350	$(110)

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	For additional segmented information, see Note 26 to the consolidated financial statements.
Financial overview
CIBC World Markets’ results were significantly affected by the $2,533 million after-tax provision for the Enron-related litigation matters.
     Underlying results continued to benefit from strong Canadian equity markets and M&A activity. Improved market conditions and liquidity resulted in increased merchant banking gains net of write-downs. Wholesale credit quality remained stable.
     Net loss was $1,671 million, compared with net income of $660 million in 2004, primarily due to the higher provision for Enron-related litigation matters. Higher merchant banking gains net of write-downs were partially offset by reduced sales of non-core loans, lower U.S. investment banking revenue, the exit of our international asset securitization activities and lower debt capital markets activity.
Revenue
Revenue was down $113 million or 3% from 2004.
     Capital markets revenue was down $106 million from 2004, primarily due to lower revenue in debt capital markets, lower U.S. equity sales and lower activity in equity structured products.
     Investment banking and credit products revenue was down $255 million from 2004, primarily due to reduced sales of non-core loans, lower activity in U.S. investment banking and the exit of our international asset securitization activities, partially offset by higher European leveraged finance revenue.
     Merchant banking revenue was up $363 million from 2004, primarily due to increased gains net of write-downs (including gains on GPI and Shoppers of $294 million, as discussed in the “Significant events” section) and the consolidation of a VIE.
     Other revenue was down $71 million from 2004, primarily due to lower treasury revenue allocations and higher interest expense related to U.S. income tax reassessments, partially offset by the gain on sale of an investment.

Total revenue	Non-interest expenses	Net (loss) income
($ millions)	($ millions)	($ millions)

58 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
Recovery of credit losses
Net recovery of credit losses was down $38 million or 69% from 2004, primarily due to reduced recoveries of large corporate loans.
Non-interest expenses
Non-interest expenses were up $2,408 million or 88% from 2004, primarily due to higher provisions for Enron-related and other litigation matters, partially offset by lower revenue-related compensation and corporate support costs.
     The regular workforce headcount totalled 2,299 at year-end, down 67 from 2004, primarily due to reductions in U.S. equities, the exit of our international asset securitization activities and reductions in European investment banking.
Income taxes
CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were down $287 million from 2004, primarily due to the reduction in income tax expense in respect of the Enron-related litigation matters and hedge funds settlements.
Non-controlling interests
Non-controlling interests were up $59 million from 2004, primarily due to the consolidation of VIEs.
Average assets
Average assets were $103.0 billion, up $3.8 billion from 2004.
Outlook
While investment banking activities and capital markets are difficult to predict, the outlook for new issue underwriting is reasonably good. We expect Canadian and U.S. equity sales activities to improve marginally.
     The M&A market appears strong. Commercial banking is expected to grow in line with nominal Canadian GDP growth. As the size of our merchant banking portfolio continues to decrease, we expect to see lower revenue opportunities in this area. Wholesale credit quality remains stable and we continue to monitor credit risk to minimize future credit losses.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 59
     CORPORATE AND OTHER
Corporate and Other comprises the five functional groups —Administration; Corporate Development; Finance; Technology and Operations; and TRM — that support CIBC’s business lines, as well as Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.
     TRM generates revenue from funding, hedging and interest earning activities that is generally allocated to the business lines; the amount not allocated remains in Corporate and Other.
Results
     RESULTS — CORPORATE AND OTHER

$ millions, for the years ended October 31	2005	2004	2003

Total revenue	$929	$567	$574
Recovery of credit losses	(49)	(57)	(135)
Non-interest expenses	565	671	641

Income (loss) before taxes and non-controlling interests	413	(47)	68
Income taxes	248	(75)	(367)
Non-controlling interests	99	3	5

Net income	$66	$25	$430

Financial overview
Net income was up $41 million from 2004, primarily due to the impact of the Juniper sale and higher unallocated treasury revenue, partially offset by lower interest income on tax refunds, higher unallocated corporate support costs and a lower reversal of the general allowance for credit losses.
     During the year, capital and retained earnings from our foreign operations were repatriated. This resulted in the reversal of related accumulated balances previously recorded in the foreign currency translation adjustments component of shareholders’ equity. These balances were recognized in foreign exchange other than trading and income taxes in the consolidated statements of operations. In addition, a related $67 million future tax asset arising from prior year’s foreign exchange losses on foreign operations was recognized, for a net after-tax loss of $7 million.
Revenue
Total revenue was up $362 million or 64% from 2004, primarily due to higher foreign exchange revenue of $301 million arising on the repatriation noted above, consolidation of a VIE and the impact of the Juniper sale, partially offset by lower interest income on tax refunds and lower revenue related to hedging of stock appreciation rights (SARs).
Recovery of credit losses
Recovery of credit losses was down $8 million or 14% from 2004, primarily due to a lower reversal of the general allowance, partially offset by reduced loan losses due to the Juniper sale.
Non-interest expenses
Non-interest expenses were down $106 million or 16% from 2004, primarily due to the Juniper sale and reduced expenses related to SARs, partially offset by higher unallocated corporate support costs.
     The regular workforce headcount totalled 10,924 at year-end, up 178 from 2004, primarily due to increased governance activities and the centralization of certain back-office functions, partially offset by the Juniper sale.
Income taxes
Income taxes were up $323 million from 2004, primarily due to a net increase of $308 million resulting from the $375 million expense arising on the repatriation noted above, partially offset by the recognition of the related future tax asset noted above. In addition, tax expense increased as a result of the Juniper sale and benefited from the $59 million reversal of a portion of the valuation allowance relating to the future income tax asset from our U.S. operations.
Non-controlling interests
Non-controlling interests were up $96 million from 2004, primarily due to the consolidation of a VIE.

60 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     REVIEW OF 2004 FINANCIAL PERFORMANCE

	CIBC	CIBC
	Retail	World	Corporate	CIBC
$ millions, for the years ended October 31	Markets	Markets	and Other	Total

2004 Net interest income	$4,484	$515	$259	$5,258
Non-interest income	3,438	2,769	310	6,517
Intersegment revenue	(211)	213	(2)	—

Total revenue	7,711	3,497	567	11,775
Provision for (recovery of) credit losses	740	(55)	(57)	628
Non-interest expenses	4,839	2,741	671	8,251

Income (loss) before taxes and non-controlling interests	2,132	811	(47)	2,896
Income taxes	726	139	(75)	790
Non-controlling interests	—	12	3	15

Net income	$1,406	$660	$25	$2,091

2003 Net interest income	$4,477	$795	$245	$5,517
Non-interest income	3,184	2,429	333	5,946
Intersegment revenue	(206)	210	(4)	—

Total revenue	7,455	3,434	574	11,463
Provision for (recovery of) credit losses	625	653	(135)	1,143
Non-interest expenses	5,066	2,421	641	8,128

Income before taxes and non-controlling interests	1,764	360	68	2,192
Income taxes	578	28	(367)	239
Non-controlling interests	—	(2)	5	3

Net income	$1,186	$334	$430	$1,950

The following discussion provides a comparison of our results of operations for the years ended October 31, 2004 and 2003.
Overview
Net income was up $141 million or 7% from 2003, primarily due to a lower provision for credit losses, higher merchant banking gains net of write-downs and higher gains on loans held for sale, and an income tax recovery of $85 million related to the resolution of various income tax audits. These increases were partially offset by a $300 million ($194 million after-tax) provision in respect of the Enron-related litigation matters. The prior year included a $475 million after-tax recovery and interest on overpayment of income taxes net of a valuation allowance related to the U.S. future income tax asset, a $152 million after-tax loss on loans held for sale, an $81 million after-tax write-down related to the Air Canada contract and an $87 million after-tax provision for CIBC’s Enron settlement with the SEC.
Net interest income
Net interest income was down $259 million or 5% from 2003, primarily due to lower revenue from CIBC World Markets, where corporate lending assets and merchant banking investments were significantly reduced, and narrower GIC spreads due to a low interest rate environment.
Non-interest income
Non-interest income was up $571 million or 10% from 2003, primarily due to higher merchant banking gains net of write-downs, gains on sales of equity-accounted investments and loans held for sale.
Provision for credit losses
The provision for credit losses was down $515 million or 45% from 2003, primarily due to the combination of favourable market conditions and our ongoing commitment to reduce risk in our corporate loan portfolio, partially offset by higher loss ratios and volume growth in our personal and small business lending portfolios.
Non-interest expenses
Non-interest expenses were up $123 million or 2% from 2003, primarily due to the provision for Enron-related litigation matters noted above, increased spending on governance projects and higher legal fees. The prior year included the provision for CIBC’s Enron settlement with the SEC and the write-down related to the Air Canada contract noted above.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 61
Income taxes
Income tax expense was up $551 million from 2003. The prior year included the income tax recovery net of valuation allowance as noted above. Income tax on increased earnings was partially offset by an income tax recovery related to the resolution of various income tax audits and an increase in our future income tax asset as a result of the cancellation of planned Ontario tax rate reductions.
CIBC Retail Markets
Net income was up $220 million or 19% from 2003. Revenue was up $256 million or 3%, primarily due to growth in personal lending and deposit volumes, higher transaction-based fee income, fee-based asset values, and equity and new issue activity. These increases were partially offset by the loss of ongoing revenue and the pre-tax gain of $58 million on the Oppenheimer sale in January 2003 and lower spreads. Provision for credit losses was up $115 million or 18%, primarily due to higher loss ratios and volume growth in personal and small business lending portfolios. Non-interest expenses were down $227 million or 4%, primarily due to lower expenses resulting from the Oppenheimer sale and the $128 million write-down related to the Air Canada contract in the prior year. These decreases were partially offset by higher revenue-related compensation in retail brokerage and legal provisions.
CIBC World Markets
Net income was up $326 million or 98% from 2003. Revenue was comparable to the prior year. Higher merchant banking gains net of write-downs were partially offset by lower investment banking and credit products, capital markets and treasury revenue. The net recovery of credit losses compared favourably with the provision for credit losses in 2003, reflecting an improved credit environment and lower credit risk profile. Non-interest expenses were up $320 million or 13%, primarily due to the $300 million ($194 million after-tax) provision for the Enron-related litigation matters.
Corporate and Other
Net income was down $405 million or 94% from 2003. Revenue was comparable to the prior year. Recovery of credit losses was down $78 million due to a lower reversal of the general allowance for credit losses of $75 million, compared to $150 million in the prior year. Non-interest expenses were up $30 million, primarily due to increased spending on infrastructure projects, including those related to governance. Income tax benefit was down $292 million due to the recovery on overpayment of income taxes, net of the valuation allowance related to the U.S. future income tax asset in 2003.

62 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters

FUNCTIONAL GROUPS	OUR PRIORITIES

Administration
The Administration group comprises compliance, communications and public affairs, corporate secretary, human resources, internal audit and corporate security, legal, ombudsman, privacy, donations and sponsorship. Collectively, this group provides leadership on governance and control issues and engages in a wide range of support services. During the year, the group led a number of initiatives, including the enhancement of our integrated control framework, the renewal of our Code of Conduct, the launch of a privacy office and the implementation of a new policy framework to support the development and renewal of policies. Administration launched an enhanced e-learning system to deliver targeted business training as well as regulatory, legal and reputation training across all of CIBC. Administration also led the ongoing work in reinforcing CIBC’s Vision, Mission and Values, delivering executive leadership training and developing e-orientation programs for new employees, managers, contractors and executives.

• Sustain a leadership position in control and governance processes
• Continue to foster a corporate culture that supports CIBC’s Vision, Mission and Values
• Develop and deliver programs to enhance CIBC’s reputation and build trust and confidence among stakeholders
• Improve productivity in Administration services

Corporate Development
Corporate Development is a key participant in creating long-term value by fostering an owner-manager mindset and directing CIBC’s strategic planning processes. The group works to maximize the value of CIBC’s portfolio of businesses through the identification, assessment and execution of transactions, including acquisitions, divestitures and other alliances. During 2005, Corporate Development was integral to the sale of Juniper Financial Corp. and EDULINX Canada Corporation, as well as the disposition of the remainder of CIBC’s interest in Global Payments Inc. and the sale of a shareholding in Trinidad-based Republic Bank Limited. In addition, the group assisted in the November 1, 2005 acquisition of the non-controlling interest in CIBC’s subsidiary INTRIA Items Inc. that was held by Fiserv Solutions of Canada Inc. Corporate Development continued to partner with CIBC’s business lines to identify opportunities for their growth and to increase the value of existing businesses by divesting or acquiring contracts or assets. Corporate Development also manages CIBC’s strategic relationship with FirstCaribbean International Bank (FCIB) and the CIBC Mellon joint ventures in order to maximize their contribution to shareholders.

• Continue to team with CIBC’s strategic business lines to further enhance the value of CIBC’s portfolio of businesses
• Drive strategic planning and major transaction execution
• Enhance earnings to CIBC from its investments in FCIB and CIBC Mellon
• Develop options and opportunities for future acquisitions, divestitures and joint ventures

Finance
The Finance group provides financial services to CIBC’s businesses through effective governance and decision-support processes. These services include financial, management and regulatory reporting, maintenance of accounting records, financial analysis and planning, tax planning and compliance, liaison with CIBC’s investors, and the internal controls and corporate services groups, the latter comprising corporate real estate, consulting services and global sourcing and payment processing. Finance also conducts regular reviews of business line performance, which are important inputs to the resource allocation and incentive compensation processes. In addition, Finance provides financial advice regarding CIBC’s business opportunities and transactions. During the year, Finance continued to focus on enhancing control processes to meet increasing governance requirements, leading CIBC’s efforts to maintain compliance with the U.S. Sarbanes-Oxley Act, section 404 and contributing to CIBC’s Basel II Capital Accord Program.

• Continue to improve and strengthen control systems and processes
• Develop and lead initiatives across CIBC to achieve long-term cost efficiencies
• Continue to enhance the level and quality of disclosure to investors

Technology and Operations (T&O)
T&O provides the technology systems and operational processes that run CIBC’s businesses worldwide. During 2005, T&O delivered major technology projects that contributed to the growth of CIBC’s core businesses and continued to deliver to its strategic plan to provide better service at lower cost. Consolidation and integration of technology platform and telecommunications infrastructure continued, driving efficiency and cost savings. T&O made significant progress in the fundamental re-engineering of back-office process and controls, including technology enhancements that automated and standardized manual tasks and the conversion of all branches across Canada to a single operating environment, which freed up branch employees to focus on client sales and service. T&O was also instrumental in helping CIBC meet the ongoing regulatory and compliance requirements that were a priority for CIBC in 2005. Systems enhancements, employee tools and client service training all contributed to CIBC’s commitment to provide top quality service.

• Strengthen T&O’s established client service and continuous improvement culture
• Deliver on the long-term programs to simplify and rationalize technology infrastructure and re-engineer operations processes and service delivery to achieve savings, enhanced service and heightened controls
• Focus on people through the further delivery of enhanced recognition, learning, communications and career development programs

Treasury and Risk Management (TRM)
TRM’s management of risk is a fundamental element of CIBC’s strategy in building a foundation for sustainable growth. In 2005, TRM and CIBC World Markets continued to partner to reduce our corporate loan and merchant banking investment exposures and outstandings, as CIBC exceeded its targets in both of these areas. Enhancement of CIBC’s retail credit risk management infrastructure is a key priority to support business growth. Key to CIBC’s ongoing strength is its capital position. TRM and others are working on various initiatives to maintain CIBC’s capital ratios. Market risk exposures were maintained at low levels. Interest rate and liquidity and related resources and risks are measured, monitored and controlled by TRM. Although CIBC employees manage operational risk including our ongoing reputation and legal risk efforts, TRM is responsible for measurement, monitoring and control. TRM, together with T&O, is leading CIBC’s Basel II Capital Accord Program efforts.

• Manage and re-allocate risk resources to higher return and/or strategic growth activities to support CIBC’s objectives
• Maintain CIBC Tier 1 capital ratio objective of not less than 8.5% and total capital ratio objective of not less than 11.5%
• Ongoing measurement, monitoring and control of credit, market, liquidity and operational (including reputation and legal) risks

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 63
Management of Risk
     OVERVIEW
This section provides details on how we manage risk and balance sheet resources, as well as our efforts to comply with the Basel II Capital Accord. We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. This is achieved through a comprehensive framework of measurement, monitoring and control policies, procedures and standards that support active and effective management of our risk and balance sheet resources. Our risk management structure is presented in the diagram below. During 2005, all risk management policies were approved or renewed by the applicable Board and management committees. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section.
         Several groups contribute to the management of risk, including:
•	Treasury — provides enterprise-wide funding and asset/liability, liquidity, cash and collateral management; ensures that we are strongly and effectively capitalized; and manages capital in our subsidiaries, affiliates and legal entities;
•	Credit and Investment Risk Management — provides independent, enterprise-wide oversight of the adjudication, management and monitoring of retail and wholesale credit risk. They apply market-based techniques and models to the measurement, monitoring and control of risks in the corporate and commercial credit portfolios and merchant banking investments;
•	Trading Room Risk Measurement, Monitoring and Control — provides independent, enterprise-wide oversight of the management and related measurement, monitoring and control of market (both trading and non-trading) risk throughout CIBC, and of credit risk in CIBC’s trading businesses;
•	Operational Risk Department — is responsible, in a collaborative fashion with the production and infrastructure divisions, for the identification, measuring, monitoring and control of operational risk enterprise-wide; and
•	Balance Sheet Measurement, Monitoring and Control — oversees the balance sheet resource allocation process; and provides independent, enterprise-wide oversight of the measurement, monitoring and control of economic capital and other elements of the balance sheet.
Risk Management Governance Structure

64 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     MANAGEMENT OF CREDIT RISK
Credit risk primarily arises from our direct lending activities, and, to a lesser extent, from our trading, investment and hedging activities. Credit risk is defined as the risk of loss due to borrower, issuer or counterparty default.
Infrastructure
The Capital and Risk Committee (CRC) is responsible for reviewing our key credit risk management policies. These policies are approved annually by the Risk Management Committee (RMC). The CRC is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk, as well as overseeing the quality of the credit portfolio in accordance with these policies.
     Senior management reports regularly, but not less than quarterly, to the RMC on material credit risk matters, including individual credit transactions, compliance with policies, portfolio trends, impaired loans and credit loss provisioning levels. In addition, they review impaired loan balances, and allowances and credit loss provisioning levels with the Audit Committee on a quarterly basis.
Policies, procedures and standards
Our credit risk policies, procedures and standards outline our credit risk appetite, as well as the detailed parameters under which credit risk is to be controlled. Policies establish the basis for how credit is granted, measured and reported. We have policies for the control of credit risk within both the consumer loan portfolio and the business and government loan portfolio, including all hedging-related activities.
     Environmental risk is integrated into the overall credit assessment process, with environmental risk management standards in place covering lending to small and medium-sized businesses and the large corporate sector.
Measurement, monitoring and control
The day-to-day responsibility for measuring and monitoring credit risk is delegated to TRM. This is accomplished through the establishment of lending policies; the approval of all models used for risk rating of business and government loans and credit scoring of individual loans; the exercising of approval authority for credit transactions; the monitoring of exposures against policies and limits; and the management of past due, high-risk and impaired loans by specialized groups.
     TRM also uses market-based techniques in the management of the credit risk component of economic capital. It applies enhanced credit models to the analysis of large corporate credit portfolio. Higher risk or concentrated positions are reduced through the use of direct loan sales, credit derivative hedges or structured transactions. In addition, selected credit exposures are added to the portfolio to enhance diversification and increase returns.
Consumer loans
Consumer loans, which comprise residential mortgages, credit cards and personal loans, including student loans, are managed through statistical techniques, such as credit scoring and computer-based loan models. These techniques are well suited to the identification and management of risk for portfolios that consist of a large number of relatively small transactions. Our consumer loan portfolio is well diversified to ensure that concentrations by client and product type are within acceptable limits.
     Consumer loans constitute 75.7% (2004: 75.0%) of our net loan portfolio, including acceptances. These loans represent borrowers with relatively small individual loan balances. Residential mortgages, which constitute 69.4% (2004: 68.0%) of the total consumer loan portfolio, exhibit very low levels of credit risk. Consistent with our managed growth strategy for this business, residential mortgages increased by $4.6 billion from the prior year on a balance sheet basis, and by $10.3 billion or 12.2% on a managed basis(1). Our consumer loan growth strategy also produced an increase of 9.8% in the personal loan portfolio (excluding the discontinued $1.6 billion student loan portfolio). The managed credit card portfolio decreased by 8.7% due to the sale of our Juniper credit card business(1). On a balance sheet basis, the credit card portfolio decreased by 22.8% due to the net securitization of $2.3 billion of credit card receivables during the year. The discontinued student loan portfolio continued to decrease in 2005, down 24.6% from the prior year.
     Loss provision from CIBC’s consumer loan portfolio in 2005 was higher than anticipated due to higher than acceptable write-offs in unsecured personal lending. Management is reviewing the underlying policies, procedures and standards in order to improve performance in this area.
Business and government loans
Within the business and government loan portfolio, qualified lenders undertake a detailed assessment of credit transactions and assign internal risk ratings according to an approved methodology. All business and government loans have ratings appropriate for their businesses, which reflect probability of default of the counterparty and/or loss given default and/or probability of loss of the credit facility.
     The internal risk ratings standardize the quantification of risk across portfolios, assist in monitoring the portfolio and are key inputs used in our risk-based models for the attribution of the credit risk component of economic capital. The risk ratings also affect the level of seniority of approval required.

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 65
     The approval process is highly centralized, with all significant credit requests submitted to a credit risk management unit of TRM that is independent of the origination businesses. Approval authorities are well defined and are a function of the risk rating and amount of credit requested. In certain cases, credit requests must be referred to the RMC for approval.
     Individual credit exposures are monitored on an ongoing basis with a full risk assessment documented not less than annually. Higher-risk accounts are subject to close monitoring and are reviewed not less than quarterly. In addition, a specialized loan workout group handles the management of the highest risk loans to minimize loss.
     We diversify the business and government loan portfolio by monitoring exposures against concentration limits established for individual borrowers or groups of related borrowers, industry sectors, geographic regions and selected products and/or types of lending.
     Business and government loans (including acceptances) constitute 24.3% (2004: 25.0%) of our total net credit portfolio, 0.3% higher than last year. We manage our exposure to any single name/group of related borrowers’ concentrations by adhering to strict underwriting standards, loan sales and hedging activities.
     The portfolio is diversified by industry, with the largest industry group, non-residential mortgages, constituting 18.9% (2004: 13.9%) of total business and government loans (including acceptances).
     Geographically, 90.8% (2004: 90.3%) of the business and government loan portfolio is in North America, with the remaining balance predominantly in Europe, the U.K. and Asia Pacific. Country risk is the risk of doing business in or with the country and reflects economic, political, social, institutional and other risks. Country risk ratings assigned to individual countries are reviewed annually. We actively manage country risk through limits on exposures to individual countries outside of North America. These limits establish the maximum amount of acceptable country risk including its subcomponents, such as bank deposits and trade finance.
     The majority of our credit risk exposure relates to the loan and acceptances portfolio. However, we also engage in activities that expose us to off-balance sheet credit risk. These include credit-related arrangements and derivative instruments, as explained in Notes 22, 24 and 25 to the consolidated financial statements. We manage these exposures through the credit risk management framework, as described above.
Credit derivatives
We are active in the credit derivatives market, both as a market maker facilitating the credit hedging needs of our clients and as a principal when managing our own credit portfolios. We are an active user of single-name credit derivatives in addition to synthetic collateralized loan obligations (CLOs) to reduce credit risk as part of managing our overall credit portfolio. Credit derivatives are used to mitigate industry sector concentrations and single-name exposure, or as part of portfolio diversification techniques.
Business and government loans (including acceptances) by industry group(1)

(1)	Industry classifications provided have been summarized. For further details, see the “Supplementary annual financial information.”

66 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     The largest sector concentrations hedged through these programs were oil and gas ($2.1 billion) in the resource-based industries group, financial intermediaries ($1.3 billion) and manufacturing-capital goods ($451 million). The notional amount outstanding relating to credit protection purchased (including synthetic CLOs) was $6.2 billion, as at October 31, 2005, including single-name credit derivatives of $4.0 billion.
Counterparty credit exposure
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities. We measure and manage the credit exposure on our derivative contracts, taking into account both the current mark-to-market value of each contract, as well as a prudent estimate of potential future exposure for each transaction. This is based upon statistically driven simulation approaches and takes into account any legally enforceable risk-mitigating arrangements for each obligor, such as netting and margin. Under such an agreement, we obtain collateral from, and/or pledge collateral to, our counterparties, consisting primarily of cash or marketable securities that are revalued on a regular basis.
     Our derivative credit exposure represents a variety of product types. Investment grade counterparties account for 92.5% (2004: 91.1%) of our derivative credit exposure. We actively measure and monitor our credit exposure arising from our derivative activities.
Impaired loans
While we impose a disciplined approach to risk by continuously monitoring all credit exposures, we aggressively manage all impaired accounts.
     During the year, $1.7 billion of loans were newly classified as impaired, down $239 million from 2004. Overall, new Canadian classifications increased by $88 million, while new foreign classifications decreased by $327 million, of which $153 million were related to classifications in the U.S.
     Reductions in gross impaired loans through remediation, repayment or sale were $861 million, down $387 million from 2004. The decrease included $335 million related to business and government loans and a $52 million decrease in consumer loans. For the year, write-offs totalled $1.0 billion, up $41 million from the prior year. Business and government loan write-offs accounted for $49 million of this increase, while consumer loan write-offs decreased by $8 million.
     CHANGES IN NET IMPAIRED LOANS(1)

	Business and			Business and			Business and
$ millions, as at or for	government	Consumer	2005	government	Consumer	2004	government	Consumer	2003
the years ended October 31	loans	loans (2)	Total	loans	loans (2)	Total	loans	loans (2)	Total

Gross impaired loans
Balance at beginning of year	$723	$386	$1,109	$975	$401	$1,376	$1,864	$411	$2,275
New additions	476	1,226	1,702	717	1,224	1,941	1,098	1,114	2,212
Returned to performing status, repaid or sold	(428)	(433)	(861)	(763)	(485)	(1,248)	(1,371)	(428)	(1,799)

Gross impaired loans prior to write-offs	771	1,179	1,950	929	1,140	2,069	1,591	1,097	2,688
Write-offs	(255)	(746)	(1,001)	(206)	(754)	(960)	(616)	(696)	(1,312)

Balance at end of year	$516	$433	$949	$723	$386	$1,109	$975	$401	$1,376

Specific allowance
Balance at beginning of year	$414	$387	$801	$437	$418	$855	$595	$443	$1,038
Write-offs	(255)	(746)	(1,001)	(206)	(754)	(960)	(616)	(696)	(1,312)
Provisions	88	668	756	86	617	703	741	552	1,293
Transfer to loans held for sale	—	—	—	—	—	—	(292)	—	(292)
Recoveries	41	83	124	109	106	215	74	108	182
Foreign exchange and other adjustments	(8)	(11)	(19)	(12)	—	(12)	(65)	11	(54)

Balance at end of year(3)	$280	$381	$661	$414	$387	$801	$437	$418	$855

Net impaired loans
Balance at beginning of year	$309	$(1)	$308	$538	$(17)	$521	$1,269	$(32)	$1,237
Net change in gross impaired	(207)	47	(160)	(252)	(15)	(267)	(889)	(10)	(899)
Net change in allowance	134	6	140	23	31	54	158	25	183

Balance at end of year(3)	$236	$52	$288	$309	$(1)	$308	$538	$(17)	$521

Gross impaired loans less specific allowance as a percentage of related assets(4)			0.17%			0.19%			0.33%

(1)	Impaired loans include loans held for sale of nil (2004: nil; 2003: $58 million), loan substitute securities of nil (2004: $1 million; 2003: $30 million) and allowances for credit losses of nil (2004: $1 million; 2003: $3 million) relating to loan substitute securities.

(2)	Specific allowances for large numbers of homogenous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.

(3)	Balance excludes allowances on letters of credit totalling $2 million (2004: $2 million; 2003: $1 million).

(4)	The related assets include loans, securities borrowed or purchased under resale agreements, acceptances, loan substitute securities, and loans held for sale.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 67
Allowance for credit losses
The total allowance for credit losses consists of specific and general allowance components carried on the balance sheet.
     Specific allowances are typically recorded only when loans are identified as impaired. For business and government loans, specific allowances are established through ongoing assessments of the portfolio on an account-by-account basis when impaired loans are identified. Specific allowances for consumer loans are determined by reference to historical ratios of write-offs to balances in arrears.
     The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified. The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans, and off-balance sheet credit instruments, such as credit commitments and letters of credit. The general allowance does not apply to loans or credit facilities that are impaired, as appropriate specific provisions are taken on these.
     The methodology for determining the appropriate level of the general allowance reflects a number of factors, including the portfolio’s size, expected loss rates associated with different credit portfolios, the relative risk profiles of the portfolios, estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that drive the general allowance calculation are reviewed and updated quarterly, based on our experience and that of the market in general. Management reviews the resulting general allowance calculation on a quarterly basis.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances.
     As at October 31, 2005, the specific allowance for credit losses was $663 million, down $140 million from 2004. The change was the result of a decrease of $134 million in respect of the business and government loan portfolio and a decrease of $6 million in the consumer loan portfolio. The decrease in the consumer portfolio was related to credit card securitizations and the reduction in the allowance for the discontinued student loans portfolio, partially offset by increases in personal loans.
     Management believes the total allowance for credit losses as at October 31, 2005, including the general allowance of $1.6 billion, was appropriate in light of the composition of the credit portfolio, as well as continued positive economic performance in our major lending markets.
     Future additions to or drawdowns from the allowance will be influenced by the continuing evaluation of risks in the loan portfolio and changing economic conditions.
Provision for (recovery of) credit losses
Provision for credit losses is the amount charged to income that increases the total allowance for credit losses to a level that management considers appropriate to cover all probable credit-related losses in the portfolio, giving due regard to existing economic conditions and credit protection purchased.
     Provision for credit losses charged to income was $706 million (2004: $628 million; 2003: $1,143 million). Specific provision for credit losses was $756 million (2004: $703 million; 2003: $1,293 million). Specific provision for credit losses attributable to consumer loans in 2005 increased to $668 million due to continued portfolio growth and higher loss ratios in unsecured personal loans, partially offset by securitizations and improved credit quality in credit cards. The business and government loan portfolio increased marginally reflecting an improvement in financial institutions and agriculture, offset by increases in manufacturing, real estate and resource-based industries.
     The general allowance was reduced in 2005 by $50 million to $975 million, primarily due to reductions in the cards and student loan portfolios, partially offset by increases in the personal loan portfolio.

68 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     PROVISION FOR (RECOVERY OF) CREDIT LOSSES

$ millions, for the years ended October 31	2005	2004	2003

Canada
Residential mortgages	$7	$2	$3
Student	—	(37)	—
Personal	378	265	170
Credit card	282	370	366

Total consumer loans	667	600	539

Non-residential mortgages	(2)	(4)	2
Financial institutions	3	3	1
Service and retail industries	50	45	97
Manufacturing, consumer and capital goods	41	31	28
Real estate and construction	5	(11)	(1)
Agriculture	18	63	35
Resource-based industries	(3)	(2)	4
Telecommunications, media and technology	6	5	(10)
Transportation	2	—	17
Utilities	—	(1)	8
Other	2	2	6

Total business and government loans	122	131	187

	789	731	726

United States
Total consumer loans	1	17	13
Financial institutions	(1)	(1)	7
Service and retail industries	(4)	(5)	37
Manufacturing, consumer and capital goods	(1)	(16)	36
Real estate and construction	—	(5)	(1)
Resource-based industries	(13)	(29)	18
Telecommunications, media and technology	(1)	(26)	20
Transportation	—	2	7
Utilities	—	—	12

	(19)	(63)	149

Other countries
Financial institutions	(3)	54	(1)
Service and retail industries	(3)	(7)	117
Real estate and construction	—	(3)	(3)
Agriculture	(1)	—	—
Resource-based industries	—	(9)	6
Telecommunications, media and technology	(6)	1	30
Utilities	(1)	(1)	41

	(14)	35	190
Loans held for sale portfolio	—	—	228

Credit losses charged to income
Specific provision	756	703	1,293
General provision	(50)	(75)	(150)

Total credit losses charged to the consolidated statements of operations	$706	$628	$1,143

As a percentage of total net loans and acceptances	0.48%	0.44%	0.82%

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 69
MANAGEMENT OF MARKET RISK
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Infrastructure
We manage market risk through an integrated internal control framework. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.
     Data from trading systems are consolidated in a central market risk management database. We generate a daily detailed risk report and limit-monitoring summary, based on the previous day’s trading. This report provides an organization-wide view of market risk and is integral to the review of risk exposure. Each day, all risk positions are monitored, and those that exceed authorized limits are promptly reported to senior management. Reports on overall compliance with risk limits are also produced and reviewed weekly.
Policies, procedures and standards
Market risk policies, procedures and standards are approved by the RMC and the CRC.
     We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, and to the establishment of limits within which we manage our overall exposures. The policies explicitly state risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses.
     We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits.
•	Tier 2 limits are designed to control the risk profile in each business.
•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Tier 1 limits are established by the Senior Executive Team (SET) consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.
     Policies also outline requirements for yield curve and valuation model construction, and align with accounting policies with respect to mark-to-market methodologies and the independent valuation of positions.
Measurement, monitoring and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to ensure that only authorized activities are undertaken. We use several different risk measures:
•	VaR, which enables the meaningful comparison of the risks in different businesses and asset classes;
•	Stress testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances; and
•	Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.
Value-at-Risk
Our VaR methodology is a statistically defined, probability-based approach that uses volatilities and correlations to quantify risk in dollar terms. VaR measures the potential loss from adverse market movements that can occur overnight with less than a 1% probability of occurring under normal market conditions, based on historical data and recent market experience. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, updated on a regular basis. Aggregate VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange and commodity risks, along with the reduction due to the portfolio effect of combining the risks.
Stress testing and scenario analysis
Stress testing and scenario analysis are designed to add insight to the possible outcomes of abnormal market conditions.
     Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress test methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.
     Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

70 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.
     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.
Backtesting
For each of our trading portfolios, and in aggregate, the backtesting process serves to confirm that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process is further enhanced through the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The comparison of the daily static profit and loss with VaR is required by OSFI.
Trading activities
We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Traded instruments include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products. Positions are recorded at fair value.
     The VaR by risk type table below shows the mix of market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate and credit derivatives. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of loss in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices. During 2005, aggregate risk levels were generally slightly higher than in 2004, with higher levels of equity risk, partially offset by reduced foreign exchange and commodity risk. Limitations on significant directional exposure and active securities inventory management were major components in constraining risk.
VaR BY RISK TYPE — TRADING PORTFOLIO(1)

	2005						2004
$ millions, as at or for the years ended October 31	Year-end	Average	High		Low		Year-end	Average	High		Low

Interest rate risk	$3.4	$4.3	$7.4		$2.2		$6.0	$4.4	$8.8		$2.1
Credit spread risk	2.6	2.7	4.0		2.0		2.9	2.7	5.0		2.2
Equity risk	5.1	6.0	8.1		4.2		4.7	5.2	7.4		4.3
Foreign exchange risk	0.1	0.3	1.3		0.1		0.2	0.7	2.1		0.2
Commodity risk	1.1	1.3	2.9		0.8		2.0	1.5	3.2		0.8
Diversification effect(2)	(6.0)	(6.7)	n/m	(3)	n/m	(3)	(7.0)	(7.2)	n/m	(3)	n/m	(3)

Total risk	$6.3	$7.9	$9.8		$6.0		$8.8	$7.3	$10.5		$5.4

(1)	Trading portfolio is defined under CIBC policy, consistent with OSFI capital adequacy guidelines.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

(3)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading revenue in 2005 was $820 million (2004: $725 million; 2003: $778 million) and trading revenue (TEB)(1) was $996 million (2004: $863 million; 2003: $896 million). The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2005, excluding $181 million (2004: nil) related to the consolidation of VIEs, which cannot be meaningfully allocated to specific days. Trading revenue (TEB)(1) was positive for 81% of the days in 2005, compared with 90% in 2004 and 85% in 2003. Trading losses did not exceed VaR for any day during the year. Average daily trading revenue (TEB)(1) was $3.1 million in 2005, compared with $3.5 million in 2004 and $3.7 million in 2003. The trading revenue (TEB)(1) and VaR backtesting graph below compares the 2005 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 71
Frequency distribution of daily 2005 trading revenue (TEB)(1)
Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section.
Non-trading activities
Market risks also arise from our retail banking business, investment portfolios and other non-trading activities. We offer and originate a broad array of retail products with various market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products.
     Foreign exchange exposures arising from net earnings from, and investments in, foreign operations are also included in non-trading activities. Our approach to non-trading foreign exchange risk is designed to ensure this exposure is minimized.
     The largest component of non-trading market risk (excluding the investment portfolios) is interest rate risk; the table below shows our non-trading interest rate VaR. During 2005, risk levels were generally higher than in 2004, with the increase due to positioning in anticipation of rising interest rates.

72 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     VaR FOR INTEREST RATE RISK — NON-TRADING PORTFOLIO

	2005				2004
$ millions, as at or for the years ended October 31	Year-end	Average	High	Low	Year-end	Average	High	Low

Interest rate risk	$29.9	$24.9	$31.8	$19.4	$22.3	$21.8	$31.5	$14.1

Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in asset/liability management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks. Derivatives are used to modify the interest rate characteristics of related balance sheet instruments and to hedge anticipated exposures.
     Our total non-trading interest rate risk exposure, as at October 31, 2005, is included in Note 15 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk. The interest rate position reported in Note 15 presents our risk exposure only at a point in time. Exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.
     The table below shows the potential impact of a 100 basis point increase and decrease in interest rates over the next 12 months, as adjusted for estimated prepayments:
     INTEREST RATE SENSITIVITY (AFTER-TAX)

$ millions, for the years ended	2005	2004

100 basis points increase in interest rates
Impact on net interest income	$63	$100
Impact on shareholders’ equity(1)	245	220

100 basis points decrease in interest rates
Impact on net interest income	$(32)	$(51)
Impact on shareholders’ equity(1)	(237)	(213)

(1)	Measured on a present value basis.
Derivatives held for ALM purposes
Derivatives are used for ALM purposes. Hedge accounting is applied to derivative hedges that satisfy specific designation, documentation and effectiveness testing requirements. When hedge accounting is applied, we modify the timing of income recognition for the derivative hedges to match the earnings recognition for the hedged item. Derivative hedges that do not qualify for hedge accounting treatments are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statements of operations. Economic hedges introduce accounting income volatility because the hedged items are recorded on a cost or amortized cost basis while the derivative hedges are carried at fair value. For economic hedges of foreign currency exposures, the impact of timing differences is reflected within non-interest income — foreign exchange other than trading. For other economic hedges, including hedges of interest rate and credit risk, changes in the fair value of derivative hedges are reported through other non-interest income, whereas income from the hedged items is reported through net interest income. The asymmetry in accounting treatment, between the derivative hedges and the hedged items, causes income volatility that is not representative of the true changes in overall risk exposures. See Notes 1, 22 and 23 to the consolidated financial statements for more details on the accounting treatment, impact and application of derivative hedges.
Investment portfolio
Non-trading equity risk arises primarily in our merchant banking activities. We have $1.4 billion (2004: $1.9 billion) in the active and strategic merchant banking portfolios as set out in the following table. Merchant banking investments are subject to oversight by the Investment Committee, as described in the “Governance” section. The active portfolio was down 18% from the prior year, primarily due to asset sales and a reduced pace of new investing. The reduction in the strategic portfolio was primarily due to the sale of shares of GPI, referenced in the “Significant events” section.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 73
     MERCHANT BANKING PORTFOLIOS

$ millions, as at October 31		Active	Strategic	Total	Fair value

2005	Investment securities	$466	$1	$467	$595
	Trading securities(1)	110	—	110	110
	Other assets(2)	806	—	806	1,037

		$1,382	$1	$1,383	$1,742

2004	Investment securities	$618	$163	$781	$1,226
	Loans	39	25	64	64
	Other assets(2)	1,028	2	1,030	1,159

		$1,685	$190	$1,875	$2,449

(1)	Represents investment net of non-controlling interests in VIEs.

(2)	Includes investments in limited partnerships, equity-accounted investments and derivative instruments market valuation.
The active portfolio is diversified from an industry perspective with 13 principal industry groups.
Active merchant banking portfolio industry diversification(1)

(1)	The industry classifications represent those for debt and equity securities, including the underlying investees of the fund investments.
Non-exchange traded commodity derivatives
We control and manage our commodity derivatives risk through the VaR and stress testing methodologies described above. The following table indicates the fair value based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2005	Positive	Negative	Net

Maturity less than 1 year	$1,244	$(1,125)	$119
Maturity 1 - 3 years	925	(998)	(73)
Maturity 4 - 5 years	299	(386)	(87)
Maturity in excess of 5 years	18	(61)	(43)

Gross fair value of contracts	$2,486	$(2,570)	$(84)

During the year, we had exposure to energy and other commodity derivatives. Wherever possible, we independently verify the fair value of the positions using third-party pricing sources. In the event that these are not available, independently approved modelling techniques or other valuation methodologies are used. The table below summarizes the sources of the fair value of the commodity exposures.
     SOURCES OF FAIR VALUE OF THE NON-EXCHANGE TRADED COMMODITY DERIVATIVES

	Gross fair value of contracts
	Maturity			Maturity in
	less than	Maturity	Maturity	excess of	2005	2004
$ millions, as at October 31	1 year	1 - 3 years	4 - 5 years	5 years	Total	Total

Sources of fair value
Quoted prices from external sources	$—	$—	$—	$—	$—	$4
Prices based upon models or other valuation methodologies	119	(73)	(87)	(43)	(84)	(84)

	$119	$(73)	$(87)	$(43)	$(84)	$(80)

74 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     MANAGEMENT OF OPERATIONAL RISK
Operational risk is the loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Infrastructure
Under our integrated internal control framework, businesses have responsibility for the day-to-day management of operational risk. TRM is responsible for measuring, monitoring and controlling operational risk on an organization-wide basis and also for ensuring that businesses are managing operational risk in compliance with policies, procedures and standards that were affirmed by the RMC and the Governance and Control Committee (GCC) during 2005.
     The GCC directs the management of operational risk and oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and RMC for maintaining a strong internal control environment.
     Our infrastructure and governance groups support the businesses in this regard by maintaining a comprehensive risk and control self-assessment process that encompasses measuring, monitoring and controlling the effectiveness of controls. The results of this self-assessment are reported to the Board, the Audit Committee, the RMC, the SET and the GCC. Our independent Internal Audit function also plays an important role in the governance process by regularly reporting to the Audit Committee, the SET and the GCC on the effectiveness of, and adherence to, internal control policies, procedures and standards.
Policies, procedures and standards
We have a comprehensive set of policies, procedures and standards that are designed to measure, monitor and control operational risk associated with people, processes and systems, and to promote a sound internal control structure. Operational risks driven by people and processes are mitigated through human resource policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.
     While operational risk can be minimized through a sound internal control structure, it can never be fully eliminated. The risk of catastrophic loss is covered through risk avoidance and control programs that reduce the probability or potential severity of such losses to acceptable levels. We maintain a comprehensive corporate insurance program to protect our earnings from potential high-severity losses arising from certain criminal activity, property loss or damage, and liability exposures. We evaluate each type of coverage on the basis of a cost-benefit analysis. We also have a global business continuity plan in place to ensure that our key business functions will continue and normal operations will be restored effectively and efficiently in the event of a major disaster affecting our operations. The business continuity plan is regularly updated and tested.
     Enhancing the management of reputation and legal risk continues to receive focus and is overseen by the Financial Transactions Oversight Committee.
     We have in place a corporate environmental management program to ensure responsible conduct towards the environment in all activities, and to safeguard the interests of the organization and its stakeholders from all forms of environmental risk.
Regulatory risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to CIBC’s reputation.
     CIBC’s regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive legislative compliance management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     CIBC’s Compliance Department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management, has the authority to communicate directly to the Audit Committee, and reports regularly to that committee.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance Department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its customers. Specific activities that assist the business and infrastructure groups include communication of regulatory requirements, advice, training, testing and monitoring, and reporting and escalation of control deficiencies and regulatory risks.
Measurement, monitoring and control
We have developed and continue to enhance our operational risk measurement methodology with the objective of receiving regulatory approval to attribute operational risk capital using the Advanced Measurement Approach in respect of the Bank for International Settlements (BIS) Capital Accord proposals, effective November 1, 2007, and are utilizing them in managing operational risk at CIBC.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 75
This measurement methodology uses historical loss information, where available, supplemented by scenario analyses, to produce loss event frequencies and severities. These loss event frequencies and severities (or combined, expected losses) are used to determine the operational risk component of economic capital that is attributed to all of our businesses, infrastructure and governance groups. In line with BIS proposals, our operational risk measurement methodology attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees)
•	Client restitution
•	Regulatory, compliance and taxation violations
•	Loss or damage to assets
•	Transaction processing errors
•	Theft, fraud and unauthorized activities
     MANAGEMENT OF LIQUIDITY RISK
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable prices or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet in all market environments.
Infrastructure
In its oversight capacity, the Board establishes the liquidity risk framework that recognizes the credit-sensitive nature of our business activities and the importance of depositor confidence. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia. Global liquidity management within CIBC is the responsibility of TRM.
     As we operate in a variety of jurisdictions and through various subsidiaries, the liquidity management framework is designed to ensure compliance with applicable regulatory restrictions and to ensure appropriate liquidity in each region and subsidiary.
Policies, procedures and standards
Our liquidity policies and standards are reviewed and approved annually by the RMC. Limits are established on net cash outflows in both Canadian dollars and foreign currencies, and minimum liquid asset inventories. Guidelines are set to ensure adequate diversification of funds. Policies, procedures and standards govern measurement requirements and define approved liquidity limits. The RMC is informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.
Measurement, monitoring and control
Liquidity measurement is integral to the containment of risk exposure through the use of a prudent distribution of liability maturities, to ensure manageable net cash outflows in any given time horizon. The measurement of our liquidity reflects our estimates and judgment pertaining to the behaviour of clients under certain market conditions.
     Our measurement systems provide daily monitoring of both actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures. These measurement systems generate detailed liquidity reports, subject to independent monitoring and review.
     We maintain and periodically update a liquidity contingency plan for responding to stress events. Stress event impacts are measured through scenario analyses, performed periodically on cash flow assumptions. Scenarios are designed to measure the potential impact of abnormal market conditions on the liquidity risk profile.
Term funding sources and strategies
We manage our liquidity so that we are able to meet both short- and long-term cash requirements. Ongoing funding for current operations is managed within a set of short-term net cash outflow limits and individual depositor concentration guidelines.
     Strategies include maintaining diversified sources of funding, an active program of wholesale funding term extension, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of higher-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower short-term wholesale funding needs.
     Planning for funding requirements under liquidity stress events includes liquidity stress modelling. By stressing our balance sheet under various liquidity event scenarios, we can plan responses that

76 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
ensure the availability of sufficient funds without having to access wholesale markets for additional funding for a specified period.
     We obtain funding through wholesale and retail sources. Access to wholesale funding sources, and the cost of that funding, are dependent on various factors, including credit ratings.
     Following the announcement of our Enron settlement on August 2, 2005, our credit ratings were reviewed by each of the monitoring rating agencies. Moody’s Investors Service, Standard & Poor’s Ratings Services and Fitch Ratings all affirmed our short- and long-term ratings. Standard & Poor’s revised its outlook on our ratings from “stable” to “negative.” Dominion Bond Rating Service (DBRS) downgraded our long-term rating by one notch while confirming our short-term rating. Moody’s, Fitch and DBRS all affirmed a “stable” outlook on our credit ratings, while Moody’s lowered its outlook on our Bank Financial Strength Rating from “stable” to “negative.” The impact of the rating reviews has resulted in a marginal increase in the cost of our long-term wholesale funding.
     Consistent with liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments. We use derivative instruments in the management of liquidity risk and funding to help achieve our desired interest rate risk profile.
     Core personal deposits remain a prime source of dependable retail funding for the balance sheet. As at October 31, 2005, Canadian dollar deposits from individuals totalled $69.6 billion (2004: $67.5 billion).
     We have historically securitized various financial assets, including credit card receivables and guaranteed residential mortgages. For further discussion of our off-balance sheet arrangements and contractual obligations affecting liquidity and funding, see the “Off-balance sheet arrangements and contractual obligations” section.
     We also address potential liquidity risk exposure through the maintenance of segregated term-funded pools of unencumbered high-quality liquid assets. These liquid assets may be sold or pledged to secure borrowings to provide a readily available cash resource. The following table summarizes our liquid assets:
     LIQUID ASSETS

$ billions, as at October 31	2005	2004

Cash	$0.9	$1.0
Deposits with banks	11.0	11.2
Securities	54.6	54.4
Securities borrowed or purchased under resale agreements	18.5	18.2

Total liquid assets	$85.0	$84.8

In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at October 31, 2005 totalled $15.2 billion (2004: $15.7 billion). An organization-wide pledging policy has been implemented and includes consolidated aggregate net maximum pledge limits for financial and non-financial assets.
     Liquidity of our major subsidiaries is continually evaluated, factoring in foreign jurisdiction regulatory restrictions, and operational, tax, economic and other business impediments relating to the movement of funds between subsidiaries and the domestically regulated parent bank. This enables us to manage and minimize the existence of pockets of “trapped liquidity.”
     We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are likely to materially change our current liquidity position.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 77
     MANAGEMENT OF CAPITAL RESOURCES
Capital resources comprise common and preferred shareholders’ equity, preferred share liabilities and subordinated debt. Capital is managed in accordance with our own capital policies and OSFI guidelines.
     Being a strongly capitalized bank protects our depositors and creditors from risks inherent in our business, allows us to absorb unexpected losses and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing, facilitating the raising of capital and funding on attractive terms.
Infrastructure
TRM is responsible for managing capital in our legal entities, as well as in the consolidated bank, and for ensuring that we remain well capitalized.
Policies, procedures and standards
Policies and associated guidelines are approved annually by the Board, and are intended to balance the need to be well capitalized and to maintain a cost-effective capital structure.
Management of capital resources
Consistent with our policies and guidelines, we continually rebalance our capital by redeeming and refinancing preferred shares and debentures. Overall, the mix of capital instruments has normally not been materially different from year to year. However, this year our retained earnings were reduced by $2.1 billion from 2004, primarily due to the Enron-related litigation provision and the premium on repurchase of common shares. With the introduction of new accounting standards, certain preferred share structures, for example, those with a holder’s option to convert to common shares, may be gradually replaced by alternative capital instruments, such as trust preferred securities or perpetual preferred shares with no conversion features.
The following were the main capital initiatives undertaken in 2005:
Share repurchase program
Under the terms of a normal course issuer bid, which commenced on December 24, 2004, we purchased and cancelled approximately 16.2 million common shares during the period ended October 31, 2005 at an average price of $72.64, representing an aggregate consideration of $1.2 billion. We have determined that no further purchases will be made under this issuer bid, which expires on December 23, 2005.
Issuance
•	Common shares: Pursuant to stock option plans, 2.9 million new common shares were issued for a total consideration of $134 million for the year ended October 31, 2005.
•	Preferred shares: Over the course of the year, on three conversion dates, 13.2 million Class A Series 28 Preferred Shares, with a par value of $10 per share, were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants and the receipt of $15 per Warrant, resulting in the creation of 13.2 million Class A Series 29 Preferred Shares with a par value of $25 each, and a total capital value for the Class A Series 29 Preferred Shares of $331 million. The total paid up share capital of the converted Series 28 Preferred Shares was correspondingly reduced by $133 million. On March 10, 2005, we issued 16 million 4.80% Non-cumulative Class A Series 30 Preferred Shares, at a price of $25 per share, for a total consideration of $400 million.
•	Subordinated indebtedness: On September 9, 2005, we issued $1.3 billion principal amount of 3.75% Debentures due September 9, 2015.
Redemptions/maturities
•	Subordinated indebtedness: On May 12, 2005, our 8.55% Debentures due May 12, 2005, matured for their outstanding principal amount of $1 million. The 8.55% Debentures were initially issued in 1995 for $70 million, and on May 12, 2001, $69 million was converted to 8.55% Deposit Notes due May 12, 2005, which also matured on that date. In June 2005, we repurchased for cancellation US$16 million of our Floating Rate Debenture Notes due 2084 and US$16 million of our Floating Rate Subordinated Capital Debentures due 2085. On August 22, 2005, our 8.65% Debentures due August 22, 2005, matured for their outstanding principal amount of $24 million. The 8.65% Debentures were initially issued in 1995 for $200 million, and on August 22, 2001, $176 million was converted to 8.65% Deposit Notes due August 22, 2005, which also matured on that date. Subsequent to the year-end, we announced our intention to redeem all of our outstanding 7.40% Debentures due January 31, 2011, in accordance with their terms on January 31, 2006, for their outstanding principal amount of $250 million, plus unpaid interest accrued to the redemption date.

78 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
•	Preferred share liabilities: On August 2, 2005, we redeemed (a) all eight million of the Class A Series 21 Preferred Shares at a price of $26 per share including a redemption premium of $1.00 per share, for an aggregate consideration of $208 million and (b) all four million of the Class A Series 22 Preferred Shares at a price of US$26 per share including a redemption premium of US$1.00 per share, for an aggregate consideration of US$104 million. On October 31, 2005, we redeemed all four million of the Class A Series 20 Preferred Shares at a price of US$25.50 per share including a redemption premium of US$0.50 per share, for an aggregate consideration of US$102 million.
•	Preferred shares: On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will remain open for acceptance for a minimum period of one year and will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC.
Dividends
Common and preferred share dividends are declared quarterly at the discretion of the Board. Our common share dividend policy is reviewed periodically and approved by the Board. From the end of 2004, we increased our quarterly common share dividend from $0.60 per share to $0.68 per share. The declaration and payment of dividends is also governed by Section 79 of the Bank Act (Canada) as explained in Note 14 to the consolidated financial statements.
Measurement, monitoring and control
Regulatory capital
     Regulatory capital requirements are determined in accordance with guidelines issued by OSFI. Total regulatory capital is the sum of Tier 1 and Tier 2 capital less certain deductions.
     The components of our regulatory capital are shown in the table below. Tier 1 capital decreased by $2.3 billion during 2005, primarily due to lower retained earnings which were the result of the higher provision for Enron-related litigation matters. Tier 2 capital increased by $1.7 billion during 2005, primarily due to the net effect of issuance and redemptions of subordinated indebtedness. Including the effect of prescribed adjustments to regulatory capital, our total regulatory capital decreased by $114 million during 2005.
     REGULATORY CAPITAL

$ millions, as at October 31	2005	2004	2003

Tier 1 capital
Common shares(1)	$2,935	$2,929	$2,950
Contributed surplus	58	59	50
Foreign currency translation adjustments	(327)	(376)	(180)
Retained earnings	5,667	7,745	7,601
Non-cumulative preferred shares(2)	2,472	2,826	3,132
Certain non-controlling interests in subsidiaries	27	39	21
Goodwill	(946)	(1,055)	(1,045)

	9,886	12,167	12,529

Tier 2 capital
Perpetual debentures	377	428	488
Preferred shares — other(3)	509	—	225
Other debentures (net of amortization)	4,725	3,435	2,621
General allowance for credit losses(4)	975	1,015	1,018

	6,586	4,878	4,352

Total Tier 1 and Tier 2 capital	16,472	17,045	16,881
Securitization-related deductions	(45)	(308)	(299)
Investments in unconsolidated subsidiaries and other substantial investments	(1,656)	(1,852)	(1,417)

Total capital available for regulatory purposes	$14,771	$14,885	$15,165

(1)	Does not include hedge-related trading short positions of $17 million (2004: $40 million; 2003: nil) in CIBC common shares.

(2)	Includes non-cumulative preferred shares totalling $600 million (2004: $1,043 million; 2003: $1,707 million) that are redeemable by the holders and as such, are shown as preferred liabilities on the consolidated balance sheets pursuant to adoption of the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation.” For further details, see Note 1 to the consolidated financial statements.

(3)	Represents the amount of non-cumulative preferred shares in excess of 25% of Tier 1 capital.

(4)	The amount of general allowance for credit losses eligible for inclusion in Tier 2 capital is the lesser of the total general allowance or 0.875% of risk-weighted assets.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 79
Risk-weighted assets
Risk-weighted assets arising from credit risk are calculated by applying the weighting factors specified in OSFI guidelines to on-balance sheet assets and off-balance sheet instruments. Risk-weighted assets reflecting market risk in the trading portfolio are calculated based on our VaR simulation models approved by OSFI.
     RISK-WEIGHTED ASSETS

	2005	Risk-weighted amounts
$ millions, as at October 31	Amount	2005	2004	2003

On-balance sheet assets
Cash and deposits with banks	$11,852	$788	$1,111	$804
Securities issued or guaranteed by Canada, provinces, municipalities, OECD banks and governments	36,082	154	176	253
Other securities	31,682	3,059	2,594	3,611
Securities borrowed or purchased under resale agreements	18,514	551	850	957
Loans to or guaranteed by Canada, provinces, territories, municipalities, OECD banks and governments	3,173	244	199	292
Mortgage loans	83,862	27,939	28,430	25,356
Other loans	54,748	54,070	56,534	54,657
Acceptances	5,119	4,422	4,010	4,348
Other assets	35,338	6,886	6,649	8,641

Total on-balance sheet assets	$280,370	$98,113	$100,553	$98,919

Off-balance sheet instruments
Credit-related arrangements
Lines of credit	55,247	6,828	3,780	4,677
Guarantees and letters of credit	6,858	2,973	3,128	4,456
Securities lending(1)(2)	45,817	141	234	190
Other	414	411	541	357

	108,336	10,353	7,683	9,680
Derivatives	1,143,880	4,320	3,665	5,128

Total off-balance sheet instruments	$1,252,216	$14,673	$11,348	$14,808

Total risk-weighted assets before adjustments for market risk		$112,786	$111,901	$113,727
Add: market risk for trading activity(3)		3,491	4,049	2,613

Total risk-weighted assets		$116,277	$115,950	$116,340

(1)	Includes the full contract amount of custodial client securities totalling $30.3 billion (2004: $21.7 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corp.

(2)	Securities lending of $2.5 billion (2004: $3.8 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheets as obligations related to securities lent or sold under repurchase agreements.

(3)	Under the BIS 1998 Capital Accord, trading assets are subject to market risk calculations. Loans in trading books are not included in market risk calculations consistent with OSFI’s Capital Adequacy Requirements.
Regulatory capital ratios
CIBC’s ratios are well in excess of OSFI’s target Tier 1 and total capital ratios of 7% and 10%, respectively. The capital ratio targets presented in “Balanced scorecard” (see page 6 of this Annual Accountability Report) were established in accordance with our capital policies.
CAPITAL RATIOS AND ASSETS-TO-CAPITAL MULTIPLE

As at October 31	2005		2004		2003

Tier 1 capital	8.5%		10.5%		10.8%
Total capital	12.7		12.8		13.0
Assets-to-capital multiple	18.4	x	17.9	x	17.6	x

80 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
Basel II Capital Accord
Bank regulators, under the auspices of the Basel Committee on Banking Supervision, have introduced new rules for the calculation of regulatory capital that enhance risk measurement and sensitivity to on- and off-balance sheet activities. These changes will bring regulatory capital into closer alignment with economic capital, that is, the capital required to support the underlying risk of the asset or activity. Regulatory capital will, for the first time, include a charge for operational risk. In addition, the new rules will permit wider discretion by bank regulators to increase or decrease capital requirements in line with the circumstances of individual banks. The new rules will require greater transparency of risk management information intrinsic to underlying risks and capital adequacy. The domestic implementation framework and timetable have been established by OSFI. This timetable requires banks to be in compliance with, and operate under, the new framework from November 1, 2007. In this regard, we are making the appropriate enhancements to risk management and financial information systems and operations.
Outstanding share data

	Conversion for common shares
	Shares outstanding			CIBC’s	Shareholders’
As at November 25, 2005	No. of shares	$ millions		conversion date	conversion date

Class A Preferred Shares
Series 18	12,000,000	$300		not convertible	not convertible
Series 19(1)	8,000,000	200		April 30, 2008	April 30, 2013
Series 23(1)	16,000,000	400		October 31, 2007	July 31, 2011
Series 24	16,000,000	400		January 31, 2007	not convertible
Series 25	16,000,000	400		July 31, 2007	not convertible
Series 26	10,000,000	250		April 30, 2008	not convertible
Series 27	12,000,000	300		October 31, 2008	not convertible
Series 28	17,658	—	(2)	not convertible	not convertible
Series 29	13,232,342	331		May 1, 2010	not convertible
Series 30	16,000,000	400		not convertible	not convertible

Common shares(3)	334,140,332	$2,957

(1)	Reclassified to liability pursuant to adoption of the Canadian Institute of Chartered Accountants (CICA) handbook section “Financial Instruments — Disclosure and Presentation,” on November 1, 2004.

(2)	Due to rounding.

(3)	Includes treasury shares outstanding as at October 31, 2005.
Each series of Class A Preferred Shares, except as noted in the table above, provides CIBC and the shareholders with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 81
Off-Balance Sheet Arrangements and Contractual Obligations
    OFF-BALANCE SHEET ARRANGEMENTS
We enter into several types of off-balance sheet arrangements in the normal course of our business. These off-balance sheet arrangements include VIEs, derivatives, credit-related arrangements and guarantees.
Variable interest entities
VIEs are used for securitizing our own assets or third-party assets. VIEs are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks. VIEs may be formed as corporations, partnerships, limited liability companies or trusts. In a securitization, an entity transfers assets to a VIE in exchange for cash. A VIE may also buy certain pre-defined assets for cash in the marketplace (where the seller may at times be CIBC). The VIE will fund these purchases by issuing ownership interests and debt securities in the form of commercial paper and other evidence of indebtedness to third-party investors. VIEs can be structured to be bankruptcy remote, thereby insulating investors from the impact of the creditors of other entities, including the asset seller. Investors can benefit from, and may have recourse to, the VIE assets, such as a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee facility. Accordingly, the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.
Securitization of our own assets
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE should be consolidated into our financial statements. Where the criteria for allowing recognition of the securitization as a sale of assets and for non-consolidation for financial reporting purposes are met, we record the sale. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered retained interests in the securitized assets. We periodically review the carrying value of retained interest for impairment, and when a decline in value is identified that is other-than-temporary, the affected carrying amount is written down to its fair value. We continue to service all securitized assets after transfer.
    SECURITIZED ASSETS

$ millions, as at or for the years ended October 31	2005	2004

Securitized assets outstanding	$21,600	$15,100
Retained interest(1)	573	349
Securitization revenue(2)	362	191

(1)	2004 does not include $63 million carrying value of retained interest for Juniper due to its impending disposition in December 2004.

(2)	Includes gain on sale of securitized assets of $50 million (2004: $52 million).
Credit card receivables
Credit card receivables are securitized through trusts which are established to purchase the receivables with the proceeds of securities issued by the trust. We sell receivables to the trusts on a non-recourse basis but continue to maintain credit card client account relationships and provide servicing for receivables sold to the trusts. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trusts each period to replenish receivable amounts as clients repay their balances. We retain some risk of loss with respect to the receivables held by the trusts to the extent of our retained interest. These trusts meet the criteria for a Qualifying Special Purpose Entity (QSPE) pursuant to the CICA Accounting Guideline (AcG) 12, “Transfers of Receivables,” and, accordingly, we are precluded from consolidating these trusts.
     In Canada, trusts are established to purchase credit card receivables from CIBC. We are one of several underwriters that distribute securities issued by the trusts. As at October 31, 2005, total assets in the trusts were $4.1 billion (2004: $1.7 billion), all of which secured senior and subordinated notes that had been sold to investors, except for $192 million (2004: $92 million) of subordinated notes which we hold. In addition, we retained seller interests in the trust in the form of interest-only strips, representing future excess spreads, that arose from the calculation of gain or loss at the time assets were sold to the trusts.
     In the U.S., prior to the disposition of Juniper, we sold credit card receivables through a bankruptcy-remote corporation to a trust that was established to purchase the receivables via trust-issued securities. We provided credit enhancement to the trust by retaining a subordinated interest in the trust, funding cash reserve accounts and subordinating our accrued interest receivable. Third-party underwriters sponsor facilities that purchase certificates from the trust. These purchased securities are combined with larger pools of third parties’ securitized assets from which securities are issued to investors. Upon disposition of Juniper, our arrangement and relationship with the securitization trust ceased.

82 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     CREDIT CARDS SECURITIZED

$ millions, for the years ended	2005		2004

Securitized and sold	$2,345	(1)	$1,551
Net cash proceeds	2,345	(1)	1,552
Retained interest	210		163
Gain on sale, net of transaction costs	18		—	(2)
Securitization revenue	244		92

(1)	Net of $350 million related to the wind-down of a previous securitization.

(2)	Not significant.
Residential mortgage loans
We securitize certain fixed- and variable-rate residential mortgage loans through the creation of mortgage-backed securities. Substantially all of the securities are sold through the Canada Mortgage Bond Program, sponsored by Canada Mortgage and Housing Corporation, to a trust that issues securities to investors. We maintain the client account relationships and continue to service the securitized loans. There are no expected credit losses on the securitized loans as they are guaranteed. We also enter into swap arrangements with the trust to receive monthly cash flows from the securitized assets and pay non-amortizing bond cash flows with fixed interest payments and principal at maturity. Cash flows from the swap arrangements relating to principal repayments on the securitized assets are used to purchase replacement assets for the trust. As at October 31, 2005, outstanding securitized residential mortgage loans were $17.5 billion (2004: $11.8 billion) and retained interest amounted to $264 million (2004: $231 million).
     RESIDENTIAL MORTGAGES SECURITIZED

$ millions, for the years ended	2005	2004

Securitized	$10,178	$7,900
Sold	7,876	7,327
Net cash proceeds	7,842	7,282
Retained interest	170	153
Securitization revenue(1)	98	96
Other non-interest income	43	29

(1)	Includes gain on sale, net of transaction costs, of $32 million (2004: $52 million).
Commercial mortgage loans
We have also securitized commercial mortgage loans in prior years and retain some risk of loss from these securitizations to the extent of our retained interest. As at October 31, 2005, there were no outstanding securitized commercial mortgage loans (2004: $100 million) and retained interest (2004: $11 million). During the year, we recorded $2 million (2004: $3 million) in securitization revenue from the securitized commercial mortgage loans.
     For additional details of our securitization activities involving our own assets and the sensitivity analysis on the retained interest, see Note 6 to the consolidated financial statements.
Securitization of third-party assets
We administer several VIEs in Canada that purchase pools of third-party financial assets, such as collateralized debt obligations (CDOs), mortgages, trade receivables, loans and credit cards. These VIEs are commonly referred to as multi-seller conduits. These conduits provide third parties with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which fund the purchases through the issue of commercial paper or other notes to investors. Third parties that transfer assets to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or other retained interest. We have no ownership interests in these conduits. The conduits may obtain credit enhancement from third-party providers. We may provide commercial paper back-stop liquidity facilities, credit enhancements, securities distribution, accounting, cash management and operations services. We may be required to provide funding under the liquidity facilities in the event that funding for such conduits becomes unavailable in the debt market. We are not required to fund under the liquidity facilities to the extent that the assets in the conduits are in default. We may also act as the counterparty to derivative contracts entered into by the conduits in order to convert the yield of the underlying assets to match the needs of the conduits’ investors or to limit or change the interest rate risk of the conduit. All fees earned in respect of these activities are on a market basis.
     We also act as an administrator or financial advisor to conduits that purchase clients’ financial assets.
     In addition, we may provide liquidity facilities together with other financial institutions, hold notes in, and act as counterparty to derivative contracts entered into by third-party administered conduits.
     Although actual losses are not expected to be material, as at October 31, 2005, our maximum exposure to loss as a result of involvement with these conduits was approximately $14.8 billion (2004: $17.0 billion). For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities, credit enhancements and investments in these conduits.
     We act as structuring and placement agent for certain asset-backed investment vehicles, known as CDOs. We receive market-rate fees for these activities. In addition, we may lend to, or invest in, the debt or equity tranches of these CDOs, and may act as counterparty to derivative contracts. In a number of transactions structured on behalf of clients, we first purchase the collateral at their request and warehouse them until the CDO transaction is completed. CIBC or a third-party manager typically manages the CDO’s collateral, which generally consists of rated debt securities, on behalf of equity and debt investors. Any net income or loss is allocated to the CDO’s equity investors; further losses, if any, are allocated to the debt investors in reverse order of seniority. The creditors of the CDOs have

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 83
no recourse to our general credit. Although actual losses are not expected to be material, as at October 31, 2005, our maximum exposure to loss as a result of involvement with the CDOs was approximately $418 million (2004: $485 million). For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities provided to, and investments in, the CDOs.
     For the year ended October 31, 2005, revenue from all of the above activities amounted to approximately $24 million (2004: $41 million).
Other financial transactions
We provide a wide range of financial products, including structured notes and other financial instruments, for institutional and private banking clients, including VIEs as counterparties, as well as retail clients. These financial products are created, from time to time, using a VIE as issuer or obligor of the financial products. We may provide certain administrative services and other financial facilities to the VIEs in exchange for market-rate compensation. In all cases, we would have nominal or no ownership interest in such VIEs.
     We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances.
     We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee.
     We participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We use derivatives for both trading and ALM. For further details, see Note 22 to the consolidated financial statements. In addition, Note 1 to the consolidated financial statements explains how we account for both trading and ALM derivatives.
Credit-related arrangements
The table below summarizes our credit-related arrangements. For a detailed description of these arrangements, see Note 24 to the consolidated financial statements.
     CREDIT-RELATED ARRANGEMENTS

	Contract amounts expiration per period
	Less than	1 - 3	4 - 5	Over	2005	2004
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Lines of credit(1)	$44,730	$3,727	$6,098	$692	$55,247	$52,970
Securities lending(2)(3)	45,817	—	—	—	45,817	33,813
Financial guarantees and standby letters of credit	3,736	581	1,096	1,309	6,722	6,999
Documentary and commercial letters of credit	134	—	—	2	136	182
Other(4)	414	—	—	—	414	568

	$94,831	$4,308	$7,194	$2,003	$108,336	$94,532

(1)	Includes irrevocable lines of credit totalling $39.1 billion (2004: $39.6 billion), of which $28.6 billion (2004: $31.2 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, as the lines are short-term in nature and are revocable at our discretion.

(2)	Includes the full contract amount of custodial client securities totalling $30.3 billion (2004: $21.7 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corp.

(3)	Securities lending of $2.5 billion (2004: $3.8 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheets as obligations related to securities lent or sold under repurchase agreements.

(4)	Includes forward asset purchases.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of another third party to pay its indebtedness when due. For a detailed description of guarantees, see Note 24 to the consolidated financial statements.

84 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     CONTRACTUAL OBLIGATIONS
The following table includes aggregated information about our contractual obligations:
     CONTRACTUAL OBLIGATIONS(1)(2)

	Less than	1-3	3-5	Over
$ millions, as at October 31, 2005	1 year	years	years	5 years	Total

Subordinated indebtedness	$—	$—	$—	$5,102	$5,102
Investment commitments(3)	471	—	—	—	471
Operating leases	328	523	393	1,050	2,294
Purchase obligations(4)	597	705	300	49	1,651
Deposits(5)	147,604	29,283	11,013	4,834	192,734
Pension contributions(6)	154	—	—	—	154

	$149,154	$30,511	$11,706	$11,035	$202,406

(1)	Includes obligations that are enforceable and legally binding on CIBC.

(2)	Excluded from the table are a number of obligations to be settled in cash, primarily under one year. These obligations are reflected on our consolidated balance sheets and include: securities lent or sold under repurchase agreements; securities sold short; purchases of debt and equity instruments that settle within standard market timeframes (e.g. regular way); derivatives payable that do not require physical delivery of the underlying instrument; and certain purchases of instruments that result in settlement failures.

(3)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(4)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow CIBC to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes CIBC’s obligations without regard to such termination clauses (unless actual notice of CIBC’s intention to terminate the agreement has been communicated to the counterparty).

(5)	As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

(6)	Subject to change since contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2006 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 85
Other
     CRITICAL ACCOUNTING POLICIES AND ESTIMATES
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies are critical to understanding the results of operations and the financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Changes in these judgments and estimates could have a material impact on our financial results and financial condition. Management has established control procedures which are intended to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. Details of our critical accounting policies that require management’s judgment and estimates are described below.
Valuation of financial instruments
Certain of our financial instruments (including debt and equity trading securities, certain investment securities and derivative contracts) require management to make judgments and estimates in the determination of the valuation for such instruments, as there is often limited market information.
     We have a number of control procedures in place to ensure that valuations involving estimates and judgments are appropriate.
Trading instruments
Our trading instruments include debt and equity trading securities, obligations related to securities sold short and derivative contracts traded over-the-counter or through exchanges.
     All trading instruments are carried at fair value, which is defined as the amount at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is based on quoted market prices for the same instrument or for similar instruments, adjusted for any difference in terms. If a market price is not available, the fair value is estimated on the basis of valuation models. The table below summarizes our trading portfolios by valuation methodology as at October 31, 2005.
     Valuation models may incorporate multiple observable market inputs, including interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data.
     SOURCES OF FAIR VALUE

	Trading assets		Trading liabilities
	Securities		Securities
	purchased(1)	Derivatives(2)	sold(3)	Derivatives(2)

Fair value(4) based on:
Quoted market prices	97.8%	3.7%	100.0%	4.7%
Internal models with significant observable market parameters	1.6	95.4	—	94.0
Internal models with significant unobservable market parameters	0.6	0.9	—	1.3

Total	100.0%	100.0%	100.0%	100.0%

(1)	Reflected as trading securities on the consolidated balance sheets.

(2)	Reflected as derivative instruments market valuation on the consolidated balance sheets.

(3)	Reflected as obligations related to securities sold short on the consolidated balance sheets.

(4)	Inception revenue arising from marking to market embedded derivatives in equity-linked notes is recognized over ther term of the issued notes. As at October 31, 2005, the unamortized inception revenue is $85 million. These equity-linked notes are non-trading liabilities and therefore are not included in the analysis.
If the fair value of a derivative is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value, such that any gains or losses would be recognized only in future periods. Such gains or losses are recognized in income when the market quote or data become observable or through various appropriate methods over the life of the transaction.
     To ensure that valuations are appropriate, a number of policies and controls have been put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.
     Management’s judgment is applied in the establishment of valuation adjustments that take into account various factors that may

86 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risks, model risk, credit risk and future administration costs.
Investment securities
Our investment securities include debt and equity securities over which we have no significant influence and retained interest in securitized assets.
     Equity investment securities are stated at cost, and debt investment securities and retained interest in securitized assets at amortized cost. They are subject to ongoing impairment reviews and are adjusted to reflect other-than-temporary declines in value. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, management changes, industry valuation levels for comparable public companies, and any changes in market and economic outlook. Realized gains and losses on disposal and write-downs to reflect other-than-temporary impairments in value are recognized in investment securities gains (losses).
Allowance for credit losses
Management establishes and maintains an allowance for credit losses that it considers the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components. Our allowance for credit losses is based on management’s assessment of probabilities of default, internal risk ratings (based on the borrowers’ financial stability, external credit ratings, management strength, earnings and operating environment), expected loss and recovery rates, and the degree of risk inherent in the loan portfolios.
Consumer loans
Management evaluates homogeneous loan portfolios (including residential mortgages, and personal and credit card and certain small business loan portfolios) for specific allowances by reference to historical ratios of write-offs to balances in arrears. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios, along with the impact of economic trends and conditions.
Business and government loans
For portfolios of large individual loans, management establishes specific allowances against impaired loans based on continuous monitoring. A loan is classified as impaired when management is of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. Impaired loans are carried at their estimated net realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the impaired loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.
General allowance
The general allowance is based on expected loss rates associated with different credit portfolios and the estimated time period for losses that are present but yet to be specifically identified to become evident, adjusted for management’s view of the current and ongoing economic and portfolio trends. The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans, and off-balance sheet credit instruments, such as credit commitments and letters of credit. The methodology for determining the appropriate level of the general allowance reflects a number of factors, including the portfolios’ size, expected loss rates associated with different credit portfolios, the relative risk profiles of the portfolios, estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, management’s view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that drive the general allowance calculation are updated, based on our experience and that of the market in general.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances. As at October 31, 2005, our model indicated a range of outcomes for the general allowance between $584 million and $1,033 million. The general allowance of $975 million, which represents our best estimate of losses inherent in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and the risk profile of the loan portfolios.
     For a further discussion of the methodologies used in establishing our allowance for credit losses, see the “Management of credit risk” section. For details of the allowance for credit losses, see Note 4 to the consolidated financial statements.
Securitizations and variable interest entities
We periodically transfer groups of loans or receivables to VIEs that issue securities to investors. These investors are entitled to a return of cash flows, based on the principal and interest provided by the group of loans or receivables transferred. This process is referred to as securitization.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 87
     Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets.
     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interest. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and the retained interest. As market prices are generally not available for retained interest, we estimate fair value based on the present value of expected future cash flows. This requires management to estimate expected future cash flows, which incorporate expected credit losses, scheduled payment and prepayment rates, discount rates and other factors that influence the value of retained interest.
     There are two key accounting determinations to be made relating to securitizations. First, accounting rules require a determination to be made as to whether a transfer of a group of loans or receivables should be considered a sale or a secured borrowing for accounting purposes. Second, if considered a sale, a further decision is required as to whether a securitization VIE should be consolidated into our financial statements. If the activities of the VIE are sufficiently restricted to meet certain accounting requirements for it to be considered a QSPE, the entity is not consolidated under the requirements of the CICA AcG-15, “Consolidation of Variable Interest Entities.”
     On November 1, 2004, we adopted AcG-15, which provides guidance on applying consolidation principles to certain entities (other than QSPEs) that are subject to control on a basis other than ownership of voting interests. We had to exercise judgment in applying AcG-15 to determine which VIEs required consolidation under AcG-15 through identification of our variable interests and comparing them with other variable interests held by unrelated parties to determine if we were exposed to a majority of each of these entities’ expected losses or expected residual returns as defined under AcG-15. In applying the guidance for AcG-15, we consolidated certain VIEs in which we determined that we were exposed to a majority of the expected losses or residual returns. For additional details, see Note 6 to the consolidated financial statements.
     In applying the above noted guidelines for sale accounting and VIE consolidations, we have determined that all our securitizations qualify as sales and the related VIEs are not consolidated because they are QSPEs or we are not the primary beneficiary under AcG-15.
     We also administer several VIEs that purchase pools of third-party financial assets and are involved in other financial transactions involving VIEs.
     For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interest and the sensitivity of the changes to those assumptions, see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.
Asset impairment
Goodwill, other intangible assets and long-lived assets
Goodwill and other intangible assets with an indefinite life are subject to at least an annual assessment for impairment by applying a fair value-based test. An impairment loss is recognized to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value. An acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so. Determining the useful lives of intangible assets requires judgment and fact-based analysis.
     As at October 31, 2005, we had goodwill of $946 million (including $864 million allocated to retail brokerage and asset management under CIBC Retail Markets) and other intangible assets with an indefinite life amounting to $116 million, which are substantially related to business acquisitions made in previous years. The fair value of the reporting units and intangible assets with an indefinite life are derived from internally and externally developed valuation models, using a market or income approach. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, price earnings multiples and book to market multiples. Under an income approach, the models consider various factors, including projected cash flows, terminal growth values and discount rates.
     Management uses judgment to estimate the fair value of the reporting units and intangible assets with an indefinite life. Imprecise estimates can affect the value reported for goodwill and other intangible assets with an indefinite life. If we were to change the key assumptions in these models adversely by 20% as at October 31, 2005, there would still be no impairment in our goodwill and other intangible assets with an indefinite life. For details of goodwill and other intangible assets, see Note 8 to the consolidated financial statements.
     In addition, we review for impairment our long-lived assets and other identifiable intangibles with a definite life whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and other identifiable intangibles would be based on the fair value of the asset.
Income taxes
     Management uses judgment in the estimation of income taxes and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.

88 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.
     As at October 31, 2005, we had available future income tax assets in excess of future income tax liabilities of $1.1 billion before a valuation allowance of $125 million. A substantial portion of our tax loss carryforwards originated from our U.S. operations. Under U.S. tax law, income tax loss carryforwards expire in 20 years from origination and capital loss carryforwards expire in five years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have five to 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law.
     Management is required to assess whether it is more likely than not that future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the net future income tax assets and the remaining expiration period of tax loss carryforwards. We carry a valuation allowance of $125 million (2004: $201 million) related to a future income tax asset from our U.S. operations, primarily as a result of the effect of the acceleration of our loan sale program, a reduction in the investment securities portfolio and reduced interest income from a prolonged period of lower interest rates. Although realization is not assured, management believes, based on all the available evidence, it is more likely than not that the remaining future income tax assets will be realized prior to their expiration; our analysis indicates that they will be realized in three to five years. The amount of the future income tax asset considered realizable, however, could be reduced in the future if forecasted income and capital gains during the carryforward period is further reduced. Factors that may adversely affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, a deterioration of capital and credit markets, loss of market share and higher expense levels, including litigation provisions.
     For details of our income taxes, see Note 19 to the consolidated financial statements.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liabilities accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year. For further details, see Note 24 to the consolidated financial statements.
Employee future benefit assumptions
We are the sponsor of defined benefit pension and post-retirement benefit plans for eligible employees. The pension and post-retirement benefit expense and obligations are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health care cost trend rates, turnover of employees, retirement age and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and approved by management. The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The expected rate of return on the plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and management’s best estimates.
     In accordance with Canadian GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2005, the net amount of the unamortized actuarial losses was $1,053 million (2004: $860 million) in respect of the pension plans and $252 million (2004: $124 million) in respect of the other benefit plans.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 89
     Our approach to managing our benefit plans is based upon a comprehensive framework to ensure that benefit plans are properly governed, managed and operated in each region. The framework is built upon an effective system that holds its decision-makers accountable for results under changing conditions. These plans are funded to or above the amounts required by relevant legislation. During 2005, we contributed $231 million (2004: $309 million) to the pension plans, which included $114 million (2004: $193 million) above the minimum required. For the year ended October 31, 2005, pension expense was $173 million (2004: $145 million). The post-retirement benefit plans are unfunded. CIBC funds benefit payments as incurred. For 2005, these benefit payments totalled $15 million (2004: $14 million). The long-term disability plan is funded through a health and welfare trust. During the year, we contributed $3 million (2004: $23 million) to this trust. Effective June 1, 2004, this plan was closed to new claims.
     For further details on our annual pension and post-retirement expense and liability, see Note 18 to the consolidated financial statements.
     For our Canadian plans, which represent greater than 90% of our pension and post-retirement benefit plans, the assumptions approved by management for the 2006 expense calculation include applying a discount rate of 5.25% for pension and post-retirement benefit plans and an expected long-term rate of return on plan assets of 6.50% for the defined benefit pension plan. These assumptions reflect the downward trend in market yields and represent a 1.00% to 1.25% decrease from the discount rate used to measure the 2005 expense and a 0.50% reduction in the expected long-term rate of return on assets used for the 2005 expense determination. The aggregate impact of these changes on expense recognition for 2006 is expected to be an increase of $78 million for the defined benefit pension plans and $15 million for the post-retirement benefit plan.
     Actual future experience different from that assumed or future changes in assumptions may affect our pension and other post-retirement benefit obligations and future expense. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses:
     2005 SENSITIVITY OF KEY ASSUMPTIONS

	Pension benefit plans		Other benefit plans
$ millions	Obligation	Expense	Obligation	Expense

Impact of a change of 0.5% in key assumptions:
Discount rate
Decrease in assumption	$229	$29	$59	$3
Increase in assumption	(206)	(27)	(52)	(2)
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	13	n/a	1
Increase in assumption	n/a	(13)	n/a	(1)
Rate of compensation increase
Decrease in assumption	(66)	(14)	(1)	—
Increase in assumption	71	14	2	—

The sensitivity analysis contained in this table should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

90 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
FINANCIAL AND OTHER INSTRUMENTS
As a leading North American financial institution that offers a broad range of products and services across retail banking, wealth management and investment banking, CIBC originates, manages and trades financial and other instruments on a routine basis while generating earnings through net interest, trading, investment and other fee income.
     Types of financial instruments involved include deposits, securities, loans, financial derivatives, acceptances, repurchase agreements, subordinated debt and preferred shares. Other instruments include commodity contracts. See Notes 3, 4, 5, 10, 12, 13, 14, 22, 23, 24 and 25 to the consolidated financial statements for details on these instruments.
     Financial and other instruments are used for both trading and non-trading activities.
     Trading activities include the purchase and sale of securities, and transacting in foreign exchange and other derivative instruments in the course of facilitating client trades and taking proprietary trading positions. We take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of income generation through taking advantage of market pricing inefficiencies or by correctly anticipating future changes in these markets.
     Non-trading activities generally include the business of lending, long-term investing, funding and ALM.
     Lending activities involve the origination of multiple types of loans including personal, business, government, credit card and mortgages for the generation of interest as well as fee income.
     Instruments held for investment comprise debt and equity securities originally purchased with the intention of holding for a period of time and which may be sold in response to changes in investment objectives arising from changing market conditions or due to funding and liquidity considerations.
     In addition, to provide for funding needs for CIBC, financial instruments, such as deposits, subordinated debt and preferred shares, are taken or issued.
     Securitization of our own financial assets, such as mortgages and credit card receivables, provides us with another source of funding. Securitization may also reduce our risk exposure and provide regulatory capital relief. See Note 6 to the consolidated financial statements for details on securitizations.
     Derivatives, such as swaps, futures, forward rate agreements and option contracts, are utilized for trading or ALM purposes. When used for ALM purposes, these instruments are used for hedging activities or to modify characteristics of certain on-balance sheet assets and liabilities, and as hedges of firm commitments of anticipated transactions and net investment in foreign operations.
     The usage of financial and other instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.
     Financial and other instruments are accounted for according to their purpose. Trading securities and trading derivatives are recorded at fair value in the consolidated financial statements. Investment securities are accounted for on a cost or an amortized cost basis, and adjusted to reflect other-than-temporary declines in value, on the consolidated balance sheets. Derivatives in effective hedge relationships are accounted for within the consolidated statements of operations in the same manner as the underlying financial instrument for which risk is being hedged. Derivatives that do not qualify for hedge accounting but are retained for economic hedging purposes are recorded at fair value on the consolidated balance sheets with changes in fair value recognized in other non-interest income or foreign exchange other than trading, as appropriate. Income and expenses arising from financial and other instruments are generally recorded within interest income, interest expense and/or non-interest income.
     For significant assumptions made in determining the valuation of financial and other instruments, see the “Critical accounting policies and estimates” section.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 91
     REGULATORY DEVELOPMENTS
Our principal regulators include the federal, provincial and territorial governments in Canada, as well as the governments of the U.S. and other countries where we conduct business. Our activities are also regulated by securities regulators, such as the Canadian Securities Administrators (CSA) and the SEC; stock exchanges, such as the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE); and various self-regulatory organizations. Important regulatory developments which affected us in 2005 are described below.
Corporate governance
Canadian and U.S. regulators continued to propose and adopt new laws relating to corporate governance and director and officer accountability.
     During 2005, the CSA adopted guidelines on corporate governance standards and implemented rules requiring disclosure of corporate governance practices. In addition, many of the provincial securities regulators, through the CSA, proposed rules regarding management reporting on internal control over financial reporting. These proposed rules are derived from section 404 of the Sarbanes-Oxley Act (SOX) in the U.S., including the SEC’s implementing rules. For the second year, we are voluntarily including in our Annual Accountability Report our management’s report on internal control over financial reporting and an attestation by our external auditors regarding management’s report.
     The NYSE issued amendments to its corporate governance rules. These amendments strengthened director and audit committee independence standards and provided for additional corporate governance disclosure.
     The Government of Canada proposed new financial services legislation that will amend the corporate governance framework for Canada’s federally regulated financial institutions, including banks. These proposals better align this framework to the framework applicable to other federally regulated companies and include provisions to clarify the role of directors and enhance the rights of shareholders.
Bank Act review
The Bank Act (Canada) is the federal legislation governing how banks operate in Canada. The Bank Act is reviewed and updated periodically, along with other financial services legislation, usually every five years. The last major revision of the Bank Act was completed in 2001.
     As part of its 2005 budget, the federal government announced the launch of a consultation process seeking input on how the Bank Act can be amended to enhance the interests of consumers, increase regulatory efficiency and adapt to new developments. We are participating in this consultation process. The review of the Bank Act is scheduled to be completed by October 2006.
Securities laws
Effective December 31, 2005, the Government of Ontario will proclaim into force amendments to the Securities Act (Ontario) that introduce civil liability for secondary market disclosure.
Basel II
The Basel Committee on Banking Supervision has provided guidance for changes to bank capital requirements for implementation by regulators in Canada and other jurisdictions. We are working on the implementation of these changes. For additional details, see the “Management of capital resources” section.

92 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     ACCOUNTING DEVELOPMENTS
Changes in accounting policies
Variable interest entities
On November 1, 2004, we adopted the CICA AcG-15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both.
     We were considered the primary beneficiary of VIEs with total assets of approximately $2.6 billion as at November 1, 2004. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $2.5 billion as at November 1, 2004. This change in accounting policy resulted in an after-tax credit to opening retained earnings of $10 million ($21 million pre-tax) as at November 1, 2004, representing the difference between the net amount added to the consolidated balance sheet and the amount of any previously recognized interest in the newly consolidated entities. We were also considered the primary beneficiary of certain compensation trusts with assets of approximately $420 million as at November 1, 2004.
     Additional considerations regarding the guideline are detailed in Note 6 to the consolidated financial statements.
Liabilities and equity
On November 1, 2004, we retroactively adopted the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statements of operations. The impact of the change is detailed in Note 1 to the consolidated financial statements.
Future accounting policy changes
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective for CIBC beginning November 1, 2006.
     These standards provide guidance on the recognition, measurement and classification of financial assets, financial liabilities and non-financial derivatives. All financial assets, including derivatives, will be measured at fair value with the exception of loans, receivables and investments intended to be held to maturity, which should be measured at amortized cost.
     The new standards also establish the accounting requirement on hedges. Any hedge ineffectiveness will be recognized immediately to income.
     Other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity.
     The changes in carrying value of financial instruments as a result of adopting these new standards will be recognized in beginning retained earnings in the period of adoption. We are currently evaluating the impact of adopting these standards.
     For further details, see Note 29 to the consolidated financial statements.
     RELATED-PARTY TRANSACTIONS
In the ordinary course of business, we provide normal banking services to and enter into contractual arrangements and other transactions with affiliated companies on terms similar to those offered to non-related parties. Loans, at varied rates and terms, are made to directors and senior officers.
     For further details, see Note 21 to the consolidated financial statements.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 93
     CONTROLS AND PROCEDURES
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the CSA) and has concluded that such disclosure controls and procedures are effective.
Management’s annual report on internal control over financial reporting
The following report is provided by management in respect of CIBC’s internal control over financial reporting (as defined in the rules of the SEC and the CSA):
(1)	CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.
(2)	CIBC’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of CIBC’s internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of CIBC’s internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of CIBC’s internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of CIBC’s internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.
(3)	Management has assessed the effectiveness of CIBC’s internal control over financial reporting, as at October 31, 2005, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.
(4)	Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2005, has also issued a report on financial statements and internal controls under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). This report is located on page 97 of this Annual Accountability Report.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2005, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.